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Filed Pursuant to Rule 424(b)5
Registration Number 333-106606

PROSPECTUS SUPPLEMENT (To Prospectus dated July 8, 2003)

5,000,000 Shares

COMMON STOCK

        We are offering 5,000,000 shares of our common stock, par value $0.01 per share. We will receive all of the net proceeds from the sale of such common stock. Our common stock is listed on the New York Stock Exchange under the symbol "MFA." The last reported sales price of our common stock on August 5, 2003 was $10.03 per share.

        Before buying any of these shares of our common stock, you should carefully consider the information described in "Risk Factors" beginning on page 4 of the accompanying prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$9.800	$49,000,000
Underwriting discounts	$0.441	$2,205,000
Proceeds, before expenses, to us	$9.359	$46,795,000

        We have granted the underwriters an option for a period of 30 days from the date of this prospectus supplement to purchase up to an additional 750,000 shares of our common stock from us at the public offering price, less underwriting discounts and commissions, solely to cover over-allotments, if any.

        We expect the common stock to be available for delivery on or about August 11, 2003.

Friedman Billings Ramsey
RBC Capital Markets
Flagstone Securities

August 5, 2003

You should rely only on the information contained in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated therein by reference is accurate only as of its respective date or dates or on the date or dates which are specified in these documents. Our business, financial condition, results of operations and prospects may have changed since those dates. The information presented in this prospectus supplement, to the extent it is inconsistent with the information in the accompanying prospectus, supersedes and replaces the information in the accompanying prospectus.

Forward-Looking Information

This prospectus supplement and the accompanying prospectus contain or incorporate by reference certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. When used, statements which are not historical in nature, including those containing words such as "anticipate," "estimate," "should," "expect," "believe," "intend" and similar expressions, are intended to identify forward-looking statements. These forward-looking statements are subject to various risks and uncertainties, including those relating to:

  -

       changes in the prepayment rates on the mortgage loans securing our mortgage-backed securities;

  -

       changes in short-term interest rates and the market value of our mortgage-backed securities;

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       our ability to use borrowings to finance our assets;

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       changes in government regulations affecting our business;

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       our ability to maintain our qualification as a real estate investment trust (or a REIT) for federal income tax purposes; and

  -

       risks associated with investing in real estate assets, including changes in business conditions and the general economy.

Other risks, uncertainties and factors, including those discussed under "Risk Factors" in the accompanying prospectus or described in reports that we file from time to time with the Securities and Exchange Commission, including our annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, could cause our actual results to differ materially from those projected in any forward-looking statements we make. We are not obligated to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The following information is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this prospectus supplement and the accompanying prospectus or incorporated by reference into the accompanying prospectus. We encourage you to read this prospectus supplement and the accompanying prospectus, as well as the information which is incorporated by reference into the accompanying prospectus, in their entireties. You should carefully consider the factors set forth under "Risk Factors" in the accompanying prospectus before making an investment decision to purchase shares of our common stock. All references to "we," "us" or "our company" in this prospectus supplement and the accompanying prospectus mean MFA Mortgage Investments, Inc. Unless otherwise specified, the information in this prospectus supplement assumes that the underwriters do not exercise their over-allotment option described herein under "Underwriting."

The Company

OUR BUSINESS

We invest primarily in adjustable-rate mortgage-backed securities that we acquire in the secondary market. As of June 30, 2003, approximately 99.2% of our assets consisted of mortgage-backed securities and related receivables issued or guaranteed as to principal or interest by an agency of the U.S. government or a federally chartered corporation, such as Fannie Mae, the Federal Home Loan Mortgage Corporation (or Freddie Mac) or the Government National Mortgage Association (or Ginnie Mae), mortgage-backed securities rated "AAA" by at least one nationally recognized rating agency and cash. As of June 30, 2003, we had total assets of approximately $4.3 billion.

INVESTMENT STRATEGY

The mortgage-backed securities we acquire are primarily secured by pools of adjustable-rate mortgage loans on single-family residences. Our investment policy requires that at least 50% of our assets consist of adjustable-rate mortgage-backed securities that are either issued or guaranteed as to principal or interest by an agency of the U.S. government or a federally chartered corporation, such as Fannie Mae, Freddie Mac or Ginnie Mae, or are rated in one of the two highest rating categories by at least one nationally recognized rating agency. We are not currently in the business of originating mortgage loans or providing other types of financing to the owners of real estate.

Interest rates on the adjustable-rate mortgage loans securing our mortgage-backed securities are based on an index rate, such as the one-year constant maturity treasury rate, the London Interbank Offered Rate or the 11th District Cost of Funds Index, and are adjusted on a periodic basis (generally annually); however, some may be adjusted more frequently. A majority of the adjustable-rate mortgage loans securing our mortgage-backed securities are "hybrids," which have a fixed interest rate for an initial period of time (typically three to five years) and then convert to a one-year adjustable-rate for the remaining loan term. The maximum adjustment, in any year, of the adjustable-rate mortgage loans securing our mortgage-backed securities is usually limited to 1% to 2%. Generally, adjustable-rate mortgage loans have a lifetime limit on interest rate increases of 6% over the initial interest rate. We may also invest in mortgage loans and mortgage-backed securities that are not guaranteed by a federal agency and/or that have fixed interest rates.

FINANCING STRATEGY

We finance the acquisition of our mortgage-backed securities at short-term borrowing rates through the use of repurchase agreements. Under these repurchase agreements, we sell securities to a lender and agree to repurchase those securities in the future for a price that is higher than the original sales price. The difference between the sales price we receive and the repurchase price we pay represents interest paid to the lender.

Although structured as a sale and repurchase obligation, a repurchase agreement operates as a financing under which we effectively pledge our securities as collateral to secure a short-term loan which is equal in value to a specified percentage of the market value of the pledged collateral. We retain beneficial ownership of the pledged collateral, including the right to distributions. At the maturity of a repurchase agreement, we are required to repay the loan and concurrently receive back our pledged collateral from the lender or, with the consent of the lender, we may renew such agreement at the then prevailing financing rate. Our repurchase agreements may require us to pledge additional assets to the lender in the event the market value of the existing pledged collateral declines. To date, we have not had margin calls on our repurchase agreements that we were not able to satisfy with either cash or additional pledged collateral.

Our repurchase agreements generally range from one month to 36 months in duration; however, we are not precluded from entering into repurchase agreements with longer durations. Should the providers of the repurchase agreements decide not to renew such agreements at maturity, we must either refinance these obligations or be in a position to retire these obligations. If, during the term of a repurchase agreement, a lender should file for bankruptcy, we might experience difficulty recovering our pledged assets and may have an unsecured claim against the lender's assets for the difference between the amount loaned to us and the fair value of the collateral pledged to such lender. To reduce our exposure, we enter into repurchase agreements only with institutions whose holding or parent company's long-term debt rating is "A" or better as determined by at least one nationally recognized rating agency, where applicable. If this minimum criterion is not met, we will not enter into repurchase agreements with that lender without the specific approval of our board of directors. In the event an existing lender is downgraded below "A," we will seek approval from our board of directors before entering into additional repurchase agreements with that lender. We generally seek to diversify our exposure by entering into repurchase agreements with at least four separate lenders with a maximum loan amount from any lender of no more than three times our stockholders' equity. As of June 30, 2003, we had repurchase agreements with 13 separate lenders, all of which were rated "A" or better, with a maximum net exposure (the difference between the amount loaned to us and the fair value of the security pledged by us as collateral) to any single lender of approximately $72.6 million.

We may use derivative transactions and other hedging strategies to help us mitigate our prepayment and interest rate risks if we determine that the cost of these transactions is justified by their potential benefit. To reduce our exposure, we enter into interest rate cap agreements only with institutions whose holding or parent company's long-term debt rating is "A" or better as determined by at least one nationally recognized rating agency, where applicable. As of June 30, 2003, we had 11 interest rate cap agreements with an aggregate notional amount of $310 million which were purchased to hedge against future increases in interest rates on our repurchase agreements. See "Risk Factors — Our use of derivatives to mitigate our prepayment and interest rate risks may not be effective" in the accompanying prospectus.

Each of the multifamily apartment properties in which we hold an interest is financed with a long-term fixed-rate mortgage loan. The borrowers on these mortgage loans are separate corporations, limited partnerships or limited liability companies. Each of these mortgage loans is made to the ownership entity on a nonrecourse basis (subject to customary nonrecourse exceptions), which means generally that the lender's final source of the repayment in the event of a default is the foreclosure of the property securing the mortgage loan. As of June 30, 2003, the aggregate mortgage indebtedness secured by these multifamily apartment properties was approximately $41.0 million.

Our policy is to maintain an assets-to-equity ratio of less than 11 to 1. As of June 30, 2003, our assets-to-equity ratio was approximately 9.9 to 1.

OTHER ASSETS

In addition to our portfolio of mortgage-backed securities, at June 30, 2003, we held interests in corporate, partnership and limited liability company entities that had ownership interests in five multifamily apartment properties containing a total of 1,209 rental units. Three of these apartments are located in Georgia, one is located in North Carolina and one is located in Nebraska. We are currently in the process of marketing for sale our interests in certain of these apartment properties.

RECENT DEVELOPMENTS

On July 1, 2003, Harmony Bay Associates, Ltd., a limited partnership in which we hold a 99% limited partner interest, entered into an agreement to sell Harmony Bay, a 300-unit apartment complex located in Fulton County, Georgia, for $10.9 million. The sale of Harmony Bay is scheduled to close, subject to certain conditions, on or before the earlier of (i) September 5, 2003 or (ii) 45 days after the completion of the inspection period set forth in such agreement.

PRICE RANGE OF COMMON STOCK AND DISTRIBUTIONS

Our common stock began trading on the New York Stock Exchange on April 10, 1998 under the symbol "MFA." The following table sets forth, for the periods indicated, the high and low sales price per share of our common stock and the cash dividends declared per share of our common stock.

	Sales prices per share
			Cash dividend declared per share
	High	Low

2003
Third Quarter (through August 5, 2003)	$10.60	$9.25	—
Second Quarter	10.60	8.51	$0.280
First Quarter	9.04	8.15	0.280
2002
Fourth Quarter	$9.16	$7.10	$0.320	(1)
Third Quarter	10.18	7.21	0.320	(2)
Second Quarter	10.74	8.30	0.300	(3)
First Quarter	9.59	8.20	0.300	(4)
2001
Fourth Quarter	$9.40	$7.65	$0.280
Third Quarter	8.85	7.25	0.225
Second Quarter	8.25	6.75	0.175
First Quarter	7.50	5.06	0.165
(1)
On December 19, 2002, we declared a fourth quarter 2002 common stock dividend of $0.28 per share as well as a special fourth quarter 2002 common stock dividend of $0.04 per share.

(2)
On September 12, 2002, we declared a third quarter 2002 common stock dividend of $0.28 per share as well as a special third quarter 2002 common stock dividend of $0.04 per share.

(3)
On June 12, 2002, we declared a second quarter 2002 common stock dividend of $0.28 per share as well as a special second quarter 2002 common stock dividend of $0.02 per share.

(4)
On March 12, 2002, we declared a first quarter 2002 common stock dividend of $0.28 per share as well as a special first quarter 2002 common stock dividend of $0.02 per share.

We pay cash dividends on a quarterly basis. We declared total cash dividends to our stockholders during the years ended December 31, 2002 and 2001 of approximately $54.8 million ($1.240 per share) and approximately $17.0 million ($0.845 per share), respectively. We intend to continue to pay dividends on our common stock in an amount equal to at least 90% of our taxable income before deductions of dividends paid and excluding net capital gains in order to maintain our status as a REIT for federal income tax purposes. Dividends will be declared and paid at the discretion of our board of directors and will depend on our earnings, our financial condition, maintenance of our REIT status and such other factors as our board of directors may deem relevant from time to time. We have not established a minimum dividend payment level and our ability to pay dividends may be adversely affected for the reasons described under "Risk Factors" in the accompanying prospectus.

COMPLIANCE WITH REIT REQUIREMENTS AND INVESTMENT COMPANY ACT OF 1940

We have elected to be treated as a REIT for federal income tax purposes. In order to maintain our status as a REIT, we must comply with a number of requirements under federal income tax law that are discussed under "Federal Income Tax Considerations" in the accompanying prospectus. In addition, we at all times intend to conduct our business so as to maintain our exempt status under, and not to become regulated as an investment company for purposes of, the Investment Company Act of 1940, as amended. If we fail to maintain our exempt status under the Investment Company Act of 1940, we would be unable to conduct our business as described in this prospectus supplement and the accompanying prospectus. See "Risk Factors — Loss of Investment Company Act exemption would adversely affect us" in the accompanying prospectus.

GENERAL INFORMATION

We were incorporated on July 24, 1997 under Maryland law. Our principal executive offices are located at 350 Park Avenue, 21st Floor, New York, New York 10022. Our telephone number is (212) 207-6400. Our internet address is www.mfa-reit.com. Information contained on our internet website is not, and should not be interpreted to be, part of this prospectus supplement or the accompanying prospectus.

The Offering

Common stock offered by us	5,000,000 shares
Common stock to be outstanding after this offering	59,117,105 shares(1)
New York Stock Exchange symbol	MFA
(1)
Based on the number of shares of our common stock outstanding on August 5, 2003. Does not include 560,000 shares of common stock that may be issued upon the exercise of outstanding options granted under our Second Amended and Restated 1997 Employee Stock Option Plan (or the Stock Option Plan) and up to 750,000 shares of common stock which may be issued solely to cover over-allotments, if any.

Use of Proceeds

We expect to receive approximately $46.6 million in net proceeds from the sale of the shares of our common stock in this offering (approximately $53.6 million if the underwriters exercise their over-allotment option in full), after deducting underwriting discounts and commissions and the estimated expenses of this offering payable by us.

We intend to use the net proceeds from this offering to acquire additional mortgage-backed securities consistent with our investment policy. We then intend to increase our investment assets by borrowing against these additional mortgage-backed securities and using the proceeds of such borrowings to acquire additional mortgage-backed securities. Pending investment, we will hold the net proceeds from this offering in interest-bearing accounts or in readily marketable, interest-bearing securities.

Capitalization

The following table sets forth our capitalization as of June 30, 2003:

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       on an historical basis; and

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       on an as adjusted basis to give effect to the sale of 5,000,000 shares of our common stock at the price per share set forth on the cover page of this prospectus supplement and the application of the net proceeds of this offering as described in "Use of Proceeds."

The information set forth in the following table should be read in conjunction with the financial statements and the notes thereto included in our quarterly report on Form 10-Q for the quarter ended June 30, 2003, which is incorporated by reference into the accompanying prospectus.

	June 30, 2003
	Historical	As adjusted for this offering(1)

	(dollars in thousands)
Stockholders' Equity:
Common stock, par value $0.01 per share, 375,000,000 shares authorized, 54,117,105 shares issued and outstanding on an historical basis and 59,117,105 shares issued and outstanding on an as adjusted basis(2)	$541	$591
Additional paid-in capital	426,881	473,446
Retained earnings (accumulated deficit)	(10,050)	(10,050)
Accumulated other comprehensive income(3)	16,972	16,972

Total	$434,344	$480,959

(1)
Reflects the effects of this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Assumes (i) no exercise of the underwriters' over-allotment option to purchase up to 750,000 additional shares of our common stock, (ii) net proceeds per share, after deducting underwriting discounts and commissions, of $9.359 with respect to the shares offered in this offering and (iii) estimated offering expenses of $180,000.

(2)
Excludes 560,000 shares of common stock that may be issued upon the exercise of outstanding options granted under our Stock Option Plan, all of which were exercisable as of June 30, 2003.

(3)
Represents net unrealized gains resulting from mark-to-market adjustments on our available-for-sale securities and unrealized depreciation on interest rate cap agreements.

Selected Financial Data

The operating data for the years ended December 31, 2002, 2001, 2000, 1999 and 1998 and the balance sheet data as of December 31, 2002, 2001 and 2000 are derived from our financial statements and notes thereto, which have been audited by PricewaterhouseCoopers LLP, our prior independent auditors, and are incorporated by reference into the accompanying prospectus. On April 10, 1998, we merged with America First Participating/Preferred Equity Mortgage Fund Limited Partnership (or PREP Fund 1) and America First PREP Fund 2 Limited Partnership (or PREP Fund 2) and acquired 99% of the limited partner interests in America First PREP Fund 2 Pension Series Limited Partnership (or Pension Fund and, together with PREP Fund 1 and PREP Fund 2, the PREP Funds). The operating data for the year ended December 31, 1998 reflects the combined operating data of our company and PREP Fund 1 through the date of such merger and of our company after the date of such merger. No operating data for PREP Fund 2 and Pension Fund is included in our operating data for any period prior to April 10, 1998 because PREP Fund 1 is treated as our sole predecessor for accounting purposes. Balance sheet data as of December 31, 1998 is that of our company. The balance sheet data as of December 31, 1998 was derived from financial statements of our company and PREP Fund 1 that are not incorporated by reference into the accompanying prospectus. The operating data for the six months ended June 30, 2003 and 2002 and the balance sheet data as of June 30, 2003 are derived from our unaudited financial statements and the notes thereto and are incorporated by reference into the accompanying prospectus. Our unaudited interim results for the six months ended June 30, 2003 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2003. The following selected financial data should be read in conjunction with the more detailed information contained in our financial statements and the notes thereto and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in our annual report on Form 10-K for the year ended December 31, 2002 and our quarterly report on Form 10-Q for the quarter ended June 30, 2003, which are incorporated by reference into the accompanying prospectus.

	For the six months ended June 30,		For the years ended December 31,
	2003	2002	2002	2001	2000	1999	1998(1)

	(in thousands, except for per share data)
Operating data:
Mortgage-backed securities income	$62,707	$56,786	$126,238	$53,387	$33,391	$24,302	$8,241
Corporate debt securities income	—	610	791	1,610	1,336	675	165
Dividend income	—	39	39	666	928	331	—
Interest income on temporary cash investments	271	528	926	842	645	366	589
Interest expense on repurchase agreements	(29,667)	(28,730)	(63,491)	(35,073)	(30,103)	(18,466)	(4,620)
Income/loss from equity interests in real estate(2)	479	191	80	3,137	3,670	3,013	727
Revenue from operations of real estate held(3)	1,221	—	685	—	—	—	—
Net gain (loss) on sale of securities	334	248	205	(438)	456	55	415
Other-than-temporary impairment on securities	—	(3,474)	(3,474)	(2,453)	—	—	—
Operating and other expenses(4)	(4,594)	(2,484)	(5,905)	(5,355)	(2,457)	(2,672)	(2,095)

Cost incurred in acquiring AFMAC(5)	—	—	—	(12,539)	—	—	—
Minority interest	N/A	N/A	N/A	N/A	N/A	(4)	(4)

Net income	$30,751	$23,714	$56,094	$3,784	$7,866	$7,600	$3,418

Net income, per share — basic	$0.63	$0.65	$1.35	$0.25	$0.89	$0.84	$0.32

Net income, per share — diluted	$0.63	$0.65	$1.35	$0.25	$0.89	$0.84	$0.32

Net income per exchangeable unit — basic	N/A	N/A	N/A	N/A	N/A	N/A	$0.08

Net income per exchangeable unit — diluted	N/A	N/A	N/A	N/A	N/A	N/A	$0.08

Dividends declared per common share or cash distributions paid/accrued per exchangeable unit	$0.56	$0.60	$1.24	$0.85	$0.59	$0.67	$1.06

	As of June 30,	As of December 31,
	2003	2002	2001	2000	1999	1998

	(in thousands)
Balance sheet data:
Investment in mortgage-backed securities	$4,186,943	$3,485,319	$1,926,900	$470,576	$475,720	$241,895
Investment in corporate debt securities	—	—	9,774	15,666	8,020	4,673
Investment in corporate equity securities	—	—	4,088	9,011	3,131	1,154
Total assets	4,300,700	3,603,859	2,068,933	522,490	524,384	264,669
Repurchase agreements	3,821,619	3,185,910	1,845,598	448,583	452,102	190,250
Total stockholders' equity	434,344	371,200	203,624	69,912	67,614	70,933
(1)
Included in 1998 income is net income of approximately $486,000 relating to the operations for the period from January 1, 1998 through our merger with the PREP Funds on April 10, 1998. The income for the applicable periods is reflected in the per share and exchangeable unit information, as applicable.

(2)
Includes gains resulting from the sale of the underlying real estate of unconsolidated real estate limited partnerships of $621,000 for the six months ended June 30, 2003 and $2.6 million, $2.6 million and $2.2 million for the years ended December 31, 2001, 2000 and 1999, respectively.

(3)
On October 1, 2002, we acquired all of the outstanding shares of Retirement Centers Corporation (or RCC) not otherwise owned by us. As a result, RCC's results of operations have been consolidated with ours since that date.

(4)
Includes incentive fees of $511,000, $519,000 and $433,000 earned by America First Mortgage Advisory Corporation, our former external advisor (or AFMAC), in connection with the sales described in footnote (2) above for the years ended December 31, 2001, 2000 and 1999, respectively.

(5)
The 2001 amount reflects the cost of our acquisition of AFMAC on January 1, 2002, of which $11.3 million was non-cash.

Underwriting

We and the underwriters for this offering named below have entered into an underwriting agreement concerning the shares of our common stock being offered. The underwriters' obligations are several and not joint, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of common stock set forth opposite its name below.

Underwriters	Number of shares

Friedman, Billings, Ramsey & Co., Inc.	3,250,000
RBC Dain Rauscher Inc.	1,250,000
Flagstone Securities, LLC	500,000

Total	5,000,000

We have granted the underwriters an option to purchase up to 750,000 additional shares of our common stock at the public offering price, less underwriting discounts and commissions, to cover over-allotments, if any. This option is exercisable for a period of 30 days from the date of this prospectus supplement. If the underwriters exercise their over-allotment option, the underwriters have severally agreed, subject to certain conditions, to purchase shares in approximately the same proportion as set forth in the table above.

The following table provides information regarding the per share and total underwriting discounts and commissions that we will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional 750,000 shares of our common stock.

	No exercise	Full exercise

Per share	$0.441	$0.441
Total	$2,205,000	$2,535,750

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $180,000.

The underwriters propose to offer the common stock directly to the public initially at the offering price set forth on the cover page of this prospectus supplement. The underwriters may offer the common stock to securities dealers at that price less a concession not in excess of $0.26 per share. Securities dealers may reallow a concession not in excess of $0.10 per share on sales to certain other brokers or dealers. The underwriters reserve the right to reject any order for the purchase of shares. If all of the shares are not sold at the public offering price, the underwriters may change the offering price and other selling terms.

We have agreed in the underwriting agreement to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that the underwriters may be required to make in respect thereof.

We, and certain of our directors and executive officers, have agreed with the underwriters that for a period of 45 days following the date of this prospectus supplement, without the prior written consent of Friedman, Billings, Ramsey & Co., Inc., neither we nor such directors and executive officers will offer, sell, contract to sell, hedge or otherwise dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exchangeable for shares of our common stock. These limitations shall not apply to the sale to the underwriters of our common stock offered pursuant to this prospectus supplement and the underwriting agreement and, in certain cases, bona fide gifts or dispositions to trusts for the benefit of an executive officer or director and other limited exceptions.

The underwriters may engage in over-allotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment transactions involve syndicate sales in excess of the offering size, which create a syndicate short position. Stabilizing transactions permit bids to purchase the common stock so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by such syndicate member is purchased in a stabilizing transaction or syndicate covering transaction to cover syndicate short positions. These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

In the ordinary course of their business, the underwriters and/or their affiliates have in the past performed, and may continue to perform, investment banking, broker-dealer, lending, financial advisory or other services for us for which they have received, or may receive, customary compensation.

Legal Matters

The validity of the common stock offered by this prospectus supplement will be passed upon for us by Clifford Chance US LLP, New York, New York, and for the underwriters by Kutak Rock LLP, Omaha, Nebraska. The opinion of counsel as described under "Federal Income Tax Considerations" in the accompanying prospectus is being rendered by Clifford Chance US LLP, which opinion is subject to various assumptions and is based on current tax law. Alan L. Gosule, a partner at Clifford Chance US LLP, is a member of our board of directors and owns 2,586 shares of our common stock. The underwriters are also being represented by Sullivan & Cromwell LLP, New York, New York.

Experts

The financial statements incorporated into the accompanying prospectus by reference to our annual report on Form 10-K for the year ended December 31, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, our prior independent accountants, given on the authority of said firm as experts in auditing and accounting.

PROSPECTUS

$500,000,000

MFA MORTGAGE INVESTMENTS, INC.

Common Stock and Preferred Stock

        Through this prospectus, we may offer, from time to time, shares of our:

  •
  common stock;

  •
  preferred stock; or

  •
  any combination of the foregoing.

        We will provide specific terms of each issuance of these securities in supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you decide to invest.

        This prospectus may not be used to consummate sales of these securities unless it is accompanied by a prospectus supplement.

        Our common stock is listed on the New York Stock Exchange under the symbol "MFA."

        To ensure we qualify as a real estate investment trust, no person may own more than 9.8% of the outstanding shares of any class of our common stock or our preferred stock, unless our board of directors waives this limitation.

        See "Risk Factors" beginning on page 4 of this prospectus for a description of risks that should be considered by purchasers of these securities.

        We may offer these securities in amounts, at prices and on terms to be set forth in one or more prospectus supplements. We may sell these securities to or through underwriters, dealers or agents or we may sell these securities directly to investors on our own behalf.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

        The date of this prospectus is July 8, 2003

        You should rely only on the information contained in, or incorporated by reference into, this prospectus and any related prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus, the related prospectus supplement and the documents incorporated by reference herein is accurate only as of its respective date or dates or on the date or dates which are specified in these documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

FORWARD-LOOKING STATEMENTS

        This prospectus contains or incorporates by reference certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (or the Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (or the Exchange Act). When used, statements which are not historical in nature, including those containing words such as "anticipate," "estimate," "should," "expect," "believe," "intend" and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to various risks and uncertainties, including those relating to:

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  changes in the prepayment rates on the mortgage loans securing our mortgage-backed securities;

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  changes in short-term interest rates and the market value of our mortgage-backed securities;

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  our ability to use borrowings to finance our assets;

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  changes in government regulations affecting our business;

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  our ability to maintain our qualification as a real estate investment trust (or a REIT) for federal income tax purposes; and

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  risks associated with investing in real estate assets, including changes in business conditions and the general economy.

        Other risks, uncertainties and factors, including those discussed under "Risk Factors" in this prospectus or described in reports that we file from time to time with the Securities and Exchange Commission (or the SEC), including our annual report on Form 10-K and quarterly reports on Form 10-Q, could cause our actual results to differ materially from those projected in any forward-looking statements we make. We are not obligated to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

i

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement that we filed with the SEC using a "shelf" registration process. Under this process, we may offer and sell any combination of common stock and preferred stock in one or more offerings for total proceeds of up to $500,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we offer to sell securities, we will provide a supplement to this prospectus that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. We encourage you to read this prospectus and the related prospectus supplement, as well as the information which is incorporated by reference herein, in their entirety. You should carefully consider the factors set forth under "Risk Factors" in this prospectus before making an investment decision to purchase any of our securities. All references to "we," "us" or "our company" in this prospectus mean MFA Mortgage Investments, Inc.

MFA MORTGAGE INVESTMENTS, INC.

Our Business

        We invest primarily in adjustable-rate mortgage-backed securities that we acquire in the secondary market. Our assets consist primarily of mortgage-backed securities issued or guaranteed as to principal or interest by an agency of the U.S. government or a federally chartered corporation, such as Fannie Mae, the Federal Home Loan Mortgage Corporation (or Freddie Mac) or the Government National Mortgage Association (or Ginnie Mae), high quality mortgage-backed securities rated "AAA" by at least one nationally recognized rating agency and cash. We also own indirect interests in multifamily apartment properties.

Investment Strategy

        The mortgage-backed securities we acquire are primarily secured by pools of adjustable-rate mortgage loans on single-family residences. Our investment policy requires that at least 50% of our assets consist of adjustable-rate mortgage-backed securities that are either issued or guaranteed as to principal or interest by an agency of the U.S. government or a federally chartered corporation, such as Fannie Mae, Freddie Mac or Ginnie Mae, or are rated in one of the two highest rating categories by at least one nationally recognized rating agency.

        Interest rates on the adjustable-rate mortgage loans securing our mortgage-backed securities are based on an index rate, such as the one-year constant maturity treasury rate, the London Interbank Offered Rate or the 11th District Cost of Funds Index, and are adjusted on a periodic basis (generally annually); however, some may be adjusted more frequently. A majority of the adjustable-rate mortgage loans securing our mortgage-backed securities are "hybrids," which have a fixed interest rate for an initial period of time (typically three to five years) and then convert to a one-year adjustable-rate for the remaining loan term. The maximum adjustment, in any year, of the adjustable-rate mortgage loans securing our mortgage-backed securities is usually limited to 1% to 2%. Generally, adjustable-rate mortgage loans have a lifetime limit on interest rate increases of 6% over the initial interest rate. We may also invest in mortgage loans and mortgage-backed securities that are not guaranteed by a federal agency and/or that have fixed interest rates.

Financing Strategy

        We finance the acquisition of our mortgage-backed securities at short-term borrowing rates through the use of repurchase agreements. Under these repurchase agreements, we sell securities to a lender and agree to repurchase those securities in the future for a price that is higher than the original sales price. The difference between the sales price we receive and the repurchase price we pay represents interest paid to the lender. Although structured as a sale and repurchase obligation, a repurchase agreement operates as a financing under which we effectively pledge our securities as collateral to secure a short-term loan which is equal in value to a specified percentage of the market value of the pledged collateral. We retain beneficial ownership of the pledged collateral, including the right to distributions. At the maturity of a repurchase agreement, we are required to repay the loan and concurrently receive back our pledged collateral from the lender or, with the consent of the lender, we renew such agreement at the then prevailing financing rate. Our repurchase agreements may require us to pledge additional assets to the lender in the event the market value of the existing pledged collateral declines. To date, we have not had margin calls on our repurchase agreements that we were not able to satisfy with either cash or additional pledged collateral.

        Our repurchase agreements generally range from one month to 36 months in duration; however, we are not precluded from entering into repurchase agreements with longer durations. Should the providers of the repurchase agreements decide not to renew such agreements at maturity, we must either refinance these obligations or be in a position to retire these obligations. If, during the term of a repurchase agreement, a lender should file for bankruptcy, we might experience difficulty recovering our pledged assets and may have an unsecured claim against the lender's assets for the difference between the amount loaned to us and the fair value of the collateral pledged to such lender. To reduce our exposure, we enter into repurchase agreements only with financially sound institutions whose holding or parent company's long-term debt rating is "A" or better as determined by at least one nationally recognized rating agency, where applicable. If this minimum criterion is not met, we will not enter into repurchase agreements with that lender without the specific approval of our board of directors. In the event an existing lender is downgraded below "A," we will seek approval from our board of directors before entering into additional repurchase agreements with that lender. We generally seek to diversify our exposure by entering into repurchase agreements with at least four separate lenders with a maximum loan amount from any lender of no more than three times our stockholders' equity.

        We may use derivative transactions and other hedging strategies to help us mitigate our prepayment and interest rate risks if we determine that the cost of these transactions is justified by their potential benefit. To reduce our exposure, we enter into interest rate cap agreements only with financially sound institutions whose holding or parent company's long-term debt rating is "A" or better as determined by at least one nationally recognized rating agency, where applicable. See "Risk Factors—Our use of derivatives to mitigate our prepayment and interest rate risks may not be effective."

        Each of the multifamily apartment properties in which we hold interests is financed with a long-term fixed-rate mortgage loan. The borrowers on these mortgage loans are separate corporations, limited partnerships or limited liability companies. Each of these mortgage loans is made to the ownership entity on a nonrecourse basis (subject to customary nonrecourse exceptions), which means generally that the lender's final source of the repayment in the event of a default is the foreclosure of the property securing the mortgage loan.

        Our policy is to generally maintain an assets-to-equity ratio of less than 11 to 1.

Compliance with REIT Requirements and Investment Company Act of 1940

        We have elected to be treated as a REIT for federal income tax purposes. In order to maintain our status as a REIT, we must comply with a number of requirements under federal income tax law that are discussed under "Federal Income Tax Considerations" in this prospectus. In addition, we at all times intend to conduct our business so as to maintain our exempt status under, and not to become regulated as an investment company for purposes of, the Investment Company Act of 1940, as amended (or the Investment Company Act). If we fail to maintain our exempt status under the

Investment Company Act, we would be unable to conduct our business as described in this prospectus. See "Risk Factors — Loss of Investment Company Act exemption would adversely affect us."

General Information

        We were incorporated on July 24, 1997 under Maryland law. Our principal executive offices are located at 350 Park Avenue, 21st Floor, New York, New York 10022. Our telephone number is (212) 207-6400. Our common stock is listed on the New York Stock Exchange (or the NYSE) under the symbol "MFA". Our internet address is www.mfa-reit.com. Information contained on our internet website is not, and should not be interpreted to be, part of this prospectus.

RISK FACTORS

        An investment in our securities involves a number of risks. Before making an investment decision to purchase any of our securities, you should carefully consider all of the risks described in this prospectus, as well as the other information contained in, or incorporated by reference into, this prospectus or the related prospectus supplement. If any of these risks actually occur, our business, financial condition and results of operations could be materially adversely affected. If this were to occur, the value of our securities could decline significantly and you may lose all or part of your investment.

Rapid prepayment rates of the mortgages underlying our mortgage-backed securities may adversely affect our profitability.

        The mortgage-backed securities we acquire are primarily secured by pools of mortgage loans on single-family residences. When we acquire a mortgage-backed security, we anticipate that the underlying mortgages will prepay at a projected rate generating an expected yield. When homeowners prepay their mortgage loans faster than anticipated, it results in a faster prepayment rate on the related mortgage-backed securities in our portfolio and this may adversely affect our profitability. Prepayment rates generally increase when interest rates fall and decrease when interest rates rise, but changes in prepayment rates are difficult to predict. Due to the fact that interest rates, in general, and mortgage rates, in particular, for both fixed-rate and adjustable-rate mortgage loans declined in 2002 and in the first and second quarters of 2003 and are currently at historical lows, prepayment rates may continue at their current rapid pace or may increase from their current levels in the future and could remain at high levels for an extended period of time. Prepayment rates also may be affected by conditions in the housing and financial markets, general economic conditions and the relative interest rates on fixed-rate and adjustable-rate mortgage loans. During the first quarter ended March 31, 2003, the prepayment rate on our portfolio of mortgage-backed securities averaged an annualized 33% constant prepayment rate.

        We often purchase mortgage-backed securities that have a higher interest rate than the prevailing market interest rate. In exchange for a higher interest rate, we typically pay a premium over par value to acquire these securities. In accordance with accounting rules, we amortize this premium over the life of the mortgage-backed security. If the mortgage loans securing a mortgage-backed security prepay at a rapid rate, we will have to amortize this premium on an accelerated basis which may adversely affect our profitability. Our investment policies allow us to acquire mortgage-backed securities at an average portfolio purchase price of up to 103.5% of par value. As of March 31, 2003, the average cost of our portfolio of mortgage-backed securities was approximately 102.3% of par value.

        As the holder of mortgage-backed securities, we receive a portion of our investment principal when underlying mortgages are prepaid. In order to continue to earn a return on this repaid principal, we must reinvest it in additional mortgage-backed securities or other assets. However, if interest rates have declined, we may earn a lower return on the new investment as compared to the original mortgage-backed security.

An increase in our borrowing costs relative to the interest we receive on our mortgage-backed securities may adversely affect our profitability.

        We earn money based upon the spread between the interest we receive on our mortgage-backed securities, net of amortization of purchase premiums, and the interest we pay on our borrowings. We rely primarily on short-term borrowings to acquire mortgage-backed securities with long-term maturities. Even though most of our mortgage-backed securities have interest rates that adjust based on short-term rate changes, the interest we pay on our borrowings may increase relative to the interest we earn on our adjustable-rate mortgage-backed securities. If the interest payments on our borrowings increase relative to the interest we earn on our mortgage-backed securities, our profitability may be adversely affected.

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  Changes in interest rates, cyclical or otherwise, may adversely affect our profitability.

          Interest rates are highly sensitive to many factors, including fiscal and monetary policies and domestic and international economic and political considerations, as well as other factors beyond our control. The interest rates on our borrowings generally adjust more frequently than the interest rates on our adjustable-rate mortgage-backed securities. During a period of rising interest rates, our borrowing costs could increase at a faster pace than our interest earnings from mortgage-backed securities. If this happens, we could experience a decrease in net income or incur a net loss during these periods, which may negatively impact our dividend. Further, an increase in short-term interest rates without a corresponding increase in long-term interest rates (i.e., a flattening of the yield curve) could also have a negative impact on the market value of our common stock.

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  Hybrid adjustable-rate mortgages have fixed interest rates for an initial period which may reduce our profitability if short-term interest rates increase.

          A majority of the mortgages securing our adjustable-rate mortgage-backed securities are "hybrid" mortgages that have a fixed interest rate for an initial period (typically three years or greater) and then convert to an adjustable rate. Accordingly, in a period of rising interest rates, our financing costs could increase while the interest we earn on our mortgage-backed securities would be limited by the number of underlying hybrid mortgages with fixed interest rates. This would adversely affect our profitability.

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  Interest rate caps on the mortgages underlying our mortgage-backed securities may adversely affect our profitability if short-term interest rates increase.

          The mortgages underlying our adjustable-rate mortgage-backed securities are typically subject to periodic and lifetime interest rate caps. Periodic interest rate caps limit the amount an interest rate can increase during any given period. Lifetime interest rate caps limit the amount an interest rate can increase through maturity of a mortgage-backed security. Our borrowings are not subject to similar restrictions. Accordingly, in a period of rising interest rates, we could experience a decrease in net income or a net loss because the interest rates on our borrowings could increase without limitation while any increases in the interest rates on the mortgages underlying our adjustable-rate mortgage-backed securities would be limited.

Our business strategy involves a significant amount of borrowing that exposes us to additional risks.

        We borrow against a substantial portion of the market value of our mortgage-backed securities and use the borrowed funds to acquire additional investment assets. Our operating policies allow us to generally maintain an assets-to-equity ratio of less than 11 to 1. The use of borrowing, or "leverage," to finance our mortgage-backed securities and other assets involves a number of risks, including the following:

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  If we are unable to renew our borrowings at favorable rates, it may force us to sell assets and our profitability may be adversely affected.

          Since we rely primarily on short-term borrowings, such as repurchase agreements, to finance our mortgage-backed securities, our ability to achieve our investment objectives depends on our ability to borrow money in sufficient amounts and on favorable terms and on our ability to renew or replace maturing short-term borrowings on a continuous basis. If we are not able to renew or replace maturing borrowings, we would be forced to sell some of our assets under possibly adverse market conditions, which may adversely affect our profitability.

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  A decline in the market value of our assets may result in margin calls that may force us to sell assets under adverse market conditions.

          As interest rates rise, the market value of interest-bearing assets, such as mortgage-backed securities, will decline. A decline in the market value of our mortgage-backed securities may result in our lenders initiating margin calls that require us to pledge additional collateral to re-establish the ratio of the value of the collateral to the amount of our borrowings. If we are unable to satisfy margin calls, our lenders may foreclose on our collateral. This could force us to sell our mortgage-backed securities under adverse market conditions.

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  Our use of repurchase agreements to borrow money may give our lenders greater rights in the event of bankruptcy.

          We use repurchase agreements for most of our borrowing. Borrowings made under repurchase agreements may qualify for special treatment under the U.S. Bankruptcy Code (or the Bankruptcy Code). This may make it difficult for us to recover our pledged assets if a lender files for bankruptcy. In addition, if we ever file for bankruptcy, lenders under our repurchase agreements may be able to avoid the automatic stay provisions of the Bankruptcy Code and take possession of, and liquidate, our collateral under these agreements without delay.

We may experience a decline in the market value of our assets.

        The market value of our interest-bearing assets, such as mortgage-backed securities or hedging instruments, may move inversely with changes in interest rates. A decline in the market value of our mortgage-backed securities may limit our ability to borrow or result in lenders initiating margin calls under our repurchase agreements. As a result, we could be required to sell some of our investments under adverse market conditions in order to maintain liquidity. If these sales were made at prices lower than the amortized cost of such investments, we would incur losses. A default under our repurchase agreements could also result in a liquidation of the underlying collateral and a resulting loss of the difference between the value of the collateral and the amount borrowed.

Our profitability may be limited by restrictions on our use of leverage.

        As long as we earn a positive margin between our borrowing costs and the interest and other income we earn on our assets, we can generally increase our profitability by using greater amounts of leverage. However, the amount of leverage that we use may be limited because our lenders might not make funding available to us at acceptable rates or they may require that we provide additional collateral to cover our borrowings.

Our use of derivatives to mitigate our prepayment and interest rate risks may not be effective.

        Our policies permit us to enter into interest rate swaps, caps and floors and other derivative transactions to help us mitigate our prepayment and interest rate risks. As of March 31, 2003, we had 11 interest rate cap agreements with an aggregate notional amount of $310 million which were purchased to hedge against future increases in interest rates on our repurchase agreements. No hedging strategy, however, can completely insulate us from the prepayment and interest rate risks to which we are exposed. Furthermore, certain of the federal income tax requirements that we must satisfy in order to qualify as a REIT limit our ability to hedge against such risks. We will not enter into derivative transactions if we believe that they will jeopardize our status as a REIT.

We may change our policies without stockholder approval.

        Our board of directors establishes all of our fundamental operating policies, including our investment, financing and distribution policies, and any revisions to such policies would require the approval of our board of directors. Although our board of directors has no current plans to do so, it may amend or revise these policies at any time without a vote of our stockholders. Policy changes could adversely affect our financial condition, results of operations, the market price of our common stock or preferred stock or our ability to pay dividends or distributions.

We have not established a minimum dividend payment level.

        We intend to pay dividends on our common stock in an amount equal to at least 90% of our taxable income before deductions of dividends paid and excluding net capital gains in order to maintain our status as a REIT for federal income tax purposes. Dividends will be declared and paid at the discretion of our board of directors and will depend on our earnings, our financial condition, maintenance of our REIT status and such other factors as our board of directors may deem relevant from time to time. We have not established a minimum dividend payment level and our ability to pay dividends may be adversely affected for the reasons set forth in this section of, and the information incorporated by reference into, this prospectus.

We are dependent on our executives and employees.

        As a self-advised REIT, we are dependent on the efforts of our key officers and employees, including Stewart Zimmerman, Chairman of the Board, Chief Executive Officer and President; William Gorin, Executive Vice President and Chief Financial Officer; Ronald Freydberg, Executive Vice President and Secretary; and Teresa D. Covello, Senior Vice President, Chief Accounting Officer and Controller. The loss of any of their services could have an adverse effect on our operations.

The economic return from our investments and interests in real estate will be affected by a number of factors.

        Our indirect interests in multifamily apartment properties expose us to risks associated with investing in real estate. These risks include the possibility that the properties will not perform in accordance with our expectations. In addition, the economic returns from our interests in these properties may be affected by a number of factors, many of which are beyond our direct control. These factors include general and local economic conditions, the relative supply of apartments and other housing in the applicable market area, interest rates on mortgage loans, the need for and costs of repairs and maintenance of the properties, government regulations and the cost of complying with them, taxes and inflation.

The concentration of real estate in a geographical area may make us vulnerable to adverse changes in local economic conditions.

        We do not have specific limitations on the total percentage of our real estate investments that may be located in any one geographical area. Consequently, real estate investments that we own may be located in the same or a limited number of geographical regions. As a result, adverse changes in the economic conditions of the geographic regions in which our real estate investments are concentrated may have an adverse effect on real estate values, rental rates and occupancy rates. Any of these could reduce the income we earn from, or the market value of, these real estate investments.

Our interests in real estate may be illiquid and their value may decrease.

        Our indirect interests in multifamily apartment properties are relatively illiquid. Our ability to sell these assets, and the price we receive upon their sale, will be affected by the number of potential buyers, the number of competing properties on the market in the area and a number of other market conditions. As a result, we cannot make any assurances that we will be able to sell these interests without incurring a loss.

Owning real estate may subject us to liability for environmental contamination.

        The owner or operator of real property may become liable for the costs of removal or remediation of hazardous substances released on its property. Various federal, state and local laws often impose such liability without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous substances. We cannot make any assurances that the multifamily apartment properties in which we currently hold indirect interests, or those we may acquire in the future, will not be contaminated. The costs associated with the remediation of any such contamination may be significant and may exceed the value of the property causing us to lose our entire investment. In addition, environmental laws may materially limit the use of the properties underlying our real estate investments and future laws, or more stringent interpretations or enforcement policies of existing environmental requirements, may increase our exposure to environmental liability.

Compliance with the requirements of the Americans with Disabilities Act of 1990 could be costly.

        Under the Americans with Disabilities Act of 1990, all public accommodations must meet federal requirements for access and use by disabled persons. A determination that one or more of the multifamily apartment properties in which we currently hold indirect interests does not comply with the Americans with Disabilities Act of 1990 could result in liability for both government fines and damages to private parties. If we were to make additional capital contributions to the entities that hold these multifamily apartment properties in order to fund unanticipated major modifications at these properties to bring them into compliance with the Americans with Disabilities Act of 1990, it could adversely affect our profitability.

Because of competition, we may not be able to acquire investment assets at favorable prices.

        Our profitability depends, in large part, on our ability to acquire mortgage-backed securities or other investment assets at favorable prices. In acquiring our investment assets, we compete with a variety of institutional investors including other REITs, insurance companies, mutual funds, pension funds, investment banking firms, banks and other financial institutions. Many of the entities with which we compete have greater financial and other resources than us. In addition, many of our competitors are not subject to REIT tax compliance or required to maintain an exemption from the Investment Company Act. As a result, we may not be able to acquire mortgage-backed securities or other investment assets for investment or we may have to pay more for these assets than we otherwise would.

Issuances of large amounts of our stock could cause our price to decline.

        As of June 27, 2003, 54,117,105 shares of our common stock were outstanding. This prospectus may be used for the issuance of additional shares of common stock or shares of preferred stock that are convertible into common stock. If we issue a significant number of shares of common stock or convertible preferred stock in a short period of time, there could be a dilution of the existing common stock and a decrease in the market price of the common stock.

One of our directors has ownership interests in other companies that create potential conflicts of interest.

        One of our directors owns an equity interest in America First Companies L.L.C. (or America First). A subsidiary of America First provides on-site management for the multifamily apartment properties in which we hold investments and earns fees based on the gross revenues of these properties. Because of the ownership in America First held by one of our directors, our agreements with America First and its subsidiaries may not be considered to have been negotiated at arm's-length. This relationship may also cause a conflict of interest in other situations where we are negotiating with America First.

Our status as a REIT

        We believe that we qualify for taxation as a REIT for federal income tax purposes and plan to operate so that we can continue to meet the requirements for qualification and taxation as a REIT. If we qualify as a REIT, we generally will not be subject to federal income tax on our income that we distribute currently to our stockholders. Many of the REIT requirements, however, are highly technical and complex. The determination that we are a REIT requires an analysis of various factual matters and circumstances, some of which may not be totally within our control and some of which involve questions of interpretation. For example, to qualify as a REIT, as least 95% of our gross income must come from specific passive sources, like mortgage interest, that are itemized in the REIT tax laws. In addition, the composition of our assets must meet certain requirements at the close of each quarter. There can be no assurance that the Internal Revenue Service (or the IRS) or a court would agree with any conclusions or positions we have taken in interpreting the REIT requirements. We also are required to distribute to our stockholders at least 90% of our REIT taxable income (excluding capital gains). Such distribution requirement limits the amount of cash we have available for other business purposes, including amounts to fund our growth. Also, it is possible that because of the differences between the time we actually receive revenue or pay expenses and the period we report those items for distribution purposes we may have to borrow funds on a short-term basis to meet the 90% distribution requirement. Even a technical or inadvertent mistake could jeopardize our REIT status. Furthermore, Congress and the IRS might make changes to the tax laws and regulations, and the courts might issue new rulings, that make it more difficult or impossible for us to remain qualified as a REIT.

        If we fail to qualify as a REIT for federal income tax purposes, we would be subject to federal income tax at regular corporate rates. Also, unless the IRS granted us relief under certain statutory provisions, we would remain disqualified as a REIT for four years following the year we first failed to qualify. If we failed to qualify as a REIT, we would have to pay significant income taxes. This likely would have a significant adverse effect on the value of our securities. In addition, we would no longer be required to pay any dividends to stockholders.

        Even if we qualify as a REIT for federal income tax purposes, we are required to pay certain federal, state and local taxes on our income and property. Any of these taxes will reduce our operating cash flow.

Loss of Investment Company Act exemption would adversely affect us.

        We intend to conduct our business so as not to become regulated as an investment company under the Investment Company Act. If we fail to qualify for this exemption, our ability to use borrowings would be substantially reduced and we would be unable to conduct our business as described in this prospectus. The Investment Company Act exempts entities that are primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate. Under the current interpretation of the SEC staff, in order to qualify for this exemption, we must maintain at least 55% of our assets directly in these qualifying real estate interests. Mortgage-backed securities that do not represent all the certificates issued with respect to an underlying pool of mortgages may be treated as securities separate from the underlying mortgage loans and, thus, may not qualify for purposes of the 55% requirement. Therefore, our ownership of these mortgage-backed securities is limited by the provisions of the Investment Company Act. In meeting the 55% requirement under the Investment Company Act, we treat as qualifying interests mortgage-backed securities issued with respect to an underlying pool as to which we hold all issued certificates. If the SEC or its staff adopts a contrary interpretation, we could be required to sell a substantial amount of our mortgage-backed securities under potentially adverse market conditions. Further, in order to insure that we at all times qualify for the exemption from the Investment Company Act, we may be precluded from acquiring mortgage-backed securities whose yield is somewhat higher than the yield on mortgage-backed securities that could be purchased in a manner consistent with the exemption. The net effect of these factors may be to lower our net income.

USE OF PROCEEDS

        Unless otherwise indicated in an accompanying prospectus supplement, we intend to use the net proceeds from the sale of the securities offered by this prospectus and the related accompanying prospectus supplement to acquire additional mortgage-backed securities consistent with our investment policy and for general corporate purposes. Pending investment, we will hold the net proceeds in interest-bearing bank accounts or in readily marketable, interest-bearing securities.

RATIO OF EARNINGS TO FIXED CHARGES

        The following table sets forth our ratio of earnings to fixed charges for the periods shown:

	For the Three Months Ended March 31, 2003	For the Year Ended December 31,
		2002	2001		2000	1999	1998(1)
Ratio of earnings to fixed charges	2.02x	1.88x	1.04x	(2)	1.17x	1.30x	1.62x
(1)
We commenced operations on April 10, 1998.

(2)
Includes the effect of a non-recurring charge of approximately $12.5 million (of which approximately $11.3 million was non-cash, stock-based compensation) relating to our January 2001 acquisition of our former external advisor.

        The ratios of earnings to fixed charges were computed by dividing earnings as adjusted by the sum of fixed charges. For this purpose, earnings consist of net income from continuing operations, fixed charges and distributed income of corporate, partnership or limited liability company entities in which we own interests. Fixed charges consist of interest expense. To date, we have not issued any preferred stock.

DESCRIPTION OF STOCK

General

        Our amended and restated articles of incorporation provide that we may issue up to 500 million shares of capital stock, all with a par value of $0.01 per share. As of June 27, 2003, 375 million of these authorized shares were classified as common stock and 125 million shares were classified as excess stock. As of June 27, 2003, we had 54,117,105 shares of common stock, not including 560,000 shares of common stock issuable upon the exercise of outstanding options granted pursuant to our Second Amended and Restated 1997 Employee Stock Option Plan, and no shares of excess stock outstanding.

        Pursuant to our amended and restated articles of incorporation, our board of directors is authorized to classify and reclassify any unissued shares of any series of our capital stock, to provide for the issuance of shares in other classes or series (including preferred stock in one or more series), to establish the number of shares in each class or series and to fix the preferences, conversion and other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms and conditions of redemption of each class or series.

        The statements below describing our capital stock are in all respects subject to, and qualified in their entirety by reference to, our amended and restated articles of incorporation, our by-laws and any articles supplementary to our amended and restated articles of incorporation.

Common Stock

        All shares of our common stock offered hereby will be validly issued, fully paid and nonassessable. Holders of our common stock will be entitled to receive distributions on their shares of common stock if, as and when our board of directors authorizes and declares distributions out of legally available funds. However, rights to distributions may be subordinated to the rights of holders of our preferred stock, when preferred stock is issued and outstanding, or subject to the provisions of our amended and restated articles of incorporation regarding excess stock. See "— Restrictions on Ownership and Transfer" below. In the event of our liquidation, dissolution or winding up, each outstanding share of our common stock will entitle its holder to a proportionate share of the assets that remain after we pay our liabilities and any preferential distributions owed to preferred stockholders.

        Holders of our common stock are entitled to one vote for each share on all matters submitted to a vote of the common stockholders. There is no cumulative voting in the election of directors.

        Holders of shares of our common stock have no preference, conversion, sinking fund, redemption, appraisal or exchange rights or any preemptive rights to subscribe for any of our securities. All shares of our common stock have equal dividend, distribution, liquidation and other rights.

        We may be dissolved if our board of directors, by resolution adopted by a majority of the entire board of directors, declares the dissolution advisable and directs that the proposed dissolution be submitted for consideration at either an annual or special meeting of stockholders. Dissolution will occur once it is approved by the affirmative vote of a majority of stockholders entitled to cast votes on the matter.

Preferred Stock

        We may issue preferred stock in one or more series with any rights and preferences which may be authorized by our board of directors. The preferred stock, when issued, will be validly issued, fully paid and nonassessable. Because our board of directors has the power to establish the preferences, powers and rights of each series of preferred stock, our board of directors may afford the holders of any series of preferred stock preferences, powers and rights, voting or otherwise, senior to the rights of the holders of our common stock.

        To date, we have not issued any shares of preferred stock. Therefore, any preferred stock that we sell pursuant to this prospectus and any related prospectus supplement will be a new series of preferred stock. The rights, preferences, privileges and restrictions of each new series of preferred stock will be fixed by the articles supplementary relating to such series. We will distribute a prospectus supplement with regard to each series of preferred stock. The prospectus supplement, relating to each such series, will specify the terms of the preferred stock, as follows:

  •
  the title and stated par value of the preferred stock;

  •
  the number of shares offered, the liquidation preference per share and the offering price per share of the preferred stock;

  •
  the dividend rate(s), period(s) and payment date(s) or method(s) of calculation applicable to the preferred stock;

  •
  the date from which dividends on the preferred stock will accumulate, if applicable;

  •
  the voting rights, if applicable, of the preferred stock;

  •
  the provision for a sinking fund, if any, for the preferred stock;

  •
  the provision for or any restriction on redemption or repurchase, if applicable, of the preferred stock;

  •
  any listing of the preferred stock on any securities exchange;

  •
  the terms and provisions, if any, upon which the preferred stock will be convertible into common stock, including the conversion price (or manner of calculation) and conversion period;

  •
  a discussion of certain material federal income tax considerations applicable to the preferred stock;

  •
  the relative ranking and preferences of the preferred stock as to dividend rights and rights upon the liquidation, dissolution or winding-up of our affairs;

  •
  any limitation on issuance of any series of preferred stock ranking senior to or on a parity with the series of preferred stock as to dividend rights and rights upon the liquidation, dissolution or winding-up of our affairs;

  •
  any limitations on direct or beneficial ownership and restrictions on transfer of the preferred stock, in each case as may be appropriate to preserve our status as a REIT; and

  •
  any other specific terms, preference rights, limitations or restrictions of the preferred stock.

Restrictions on Ownership and Transfer

        In order for us to qualify as a REIT, our capital stock must be beneficially owned by 100 or more persons for at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Also, not more than 50% of the number or value of the outstanding shares of our capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code of 1986, as amended (or the Code), to include certain exempt entities) during the last half of a taxable year.

        Our amended and restated articles of incorporation provide that, subject to certain exceptions, no stockholder or "group" (as defined in Section 13(d)(3) of the Exchange Act) may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% of the number or value of the outstanding shares of our capital stock (or the Ownership Limit). Our board of directors may waive the Ownership Limit if it is presented with evidence satisfactory to it that the waiver will not jeopardize our status as a REIT. As a condition to any such waiver, our board of directors may require opinions of counsel satisfactory to it and must receive an undertaking from the applicant with respect to preserving our REIT status. The Ownership Limit will not apply if our board of directors and the stockholders determine that it is no longer in our best interests to continue to qualify as a REIT.

        If shares of common stock and/or preferred stock in excess of the Ownership Limit, or shares which would cause us to be beneficially owned by fewer than 100 persons or cause us to become "closely held" under Section 856(h) of the Code, are issued or transferred to any person, the issuance or transfer shall be void as to the number of shares in excess of the Ownership Limit and the intended transferee will acquire no rights to such shares of common stock and/or preferred stock. Shares issued or transferred that would cause any stockholder (or a Prohibited Owner) to own more than the Ownership Limit or cause us to become "closely held" under Section 856(h) of the Code will constitute shares of excess stock. All excess stock will be automatically transferred, without action by the Prohibited Owner, to a trust for the exclusive benefit of one or more charitable beneficiaries that we select, and the Prohibited Owner will not acquire any rights in the shares of excess stock. Such automatic transfer shall be deemed to be effective as of the close of business on the day prior to the date of the transfer causing a violation. The trustee of the trust shall be appointed by us and must be independent of us and the Prohibited Owner. The Prohibited Owner shall have no right to receive dividends or other distributions with respect to, or be entitled to vote, any excess stock held in the trust. Any dividend or other distribution paid prior to the discovery by us that excess stock has been transferred to the trust must be paid by the recipient of the dividend or distribution to the trustee upon demand for the benefit of the charitable beneficiary, and any dividend or other distribution authorized but unpaid shall be paid when due to the trust. The trust shall have all dividend and voting rights with respect to the shares of excess stock held in the trust, which rights shall be exercised for the exclusive benefit of the charitable beneficiary. Any dividend or distribution so paid to the trust shall be held in trust for the charitable beneficiary.

        Within 20 days of our receipt of notice that excess stock has been transferred to the trust, the trustee will sell the excess stock held in the trust to a person, designated by the trustee, whose ownership of the shares will not violate the ownership limitations set forth in our articles of incorporation. Upon such sale, any interest of the charitable beneficiary in the excess stock sold shall terminate and the trustee shall distribute the net proceeds of the sale to the Prohibited Owner and to the charitable beneficiary as follows. The Prohibited Owner shall receive the lesser of (a) the price paid by the Prohibited Owner for the excess stock or, if the Prohibited Owner did not give value for the excess stock in connection with the event causing the excess stock to be held in the trust (e.g., a gift, devise or other such transaction), the Market Price (as defined in our amended and restated articles of incorporation) of the excess stock on the day of the event causing the excess stock to be held in the trust and (b) the price per share received by the trustee from the sale or other disposition of the excess stock held in the trust. Any net sale proceeds in excess of the amount payable to the Prohibited Owner shall be paid immediately to the charitable beneficiary. If, prior to our discovery that excess stock has been transferred to the trust, the excess stock is sold by a Prohibited Owner, then the excess stock shall be deemed to have been sold on behalf of the trust and, to the extent that the Prohibited Owner received an amount for the excess stock that exceeds the amount that such Prohibited Owner was entitled to receive pursuant to the aforementioned requirement, the excess shall be paid to the trustee upon demand.

        The Ownership Limit provision will not be automatically removed even if the REIT provisions of the Code are changed so as to no longer contain any ownership concentration limitation or if the ownership concentration is increased. Any change in the Ownership Limit would require an amendment to our amended and restated articles of incorporation. Such an amendment will require the affirmative vote of holders owning a majority of the outstanding common stock and any other class of capital stock with such voting rights. In addition to preserving our status as a REIT, the Ownership Limit may have the effect of precluding an acquisition of control of our company without the approval of our board of directors.

        All certificates representing shares of our common stock or preferred stock will refer to the restrictions described above.

        All persons who own, directly or by virtue of the attribution provisions of the Code, more than 5% of the number or value of our outstanding shares (or 1% if there are more than 200 but fewer than 2,000 stockholders of record or 0.5% if there are less than 200 stockholders of record) must file a written statement with us containing the information specified in our amended and restated articles of incorporation within 30 days after January 1 of each year. In addition, each stockholder shall upon demand be required to disclose to us in writing such information with respect to the direct, indirect and constructive ownership of shares as our board of directors deems necessary to determine our status as a REIT and to ensure compliance with the Ownership Limit.

Classification of Board, Vacancies and Removal of Directors

        Our amended and restated articles of incorporation provide that our board of directors is divided into three classes. Directors of each class serve for terms of three years each, with the terms of each class beginning in different years. The number of directors in each class and the expiration of the current term of each class term is as follows:

Class I	2 Directors	Expires 2005
Class II	2 Directors	Expires 2006
Class III	3 Directors	Expires 2004

        At each annual meeting of our stockholders, successors of the class of directors whose term expires at that meeting will be elected for a three-year term and the directors in the other two classes will continue in office. A classified board of directors may delay, defer or prevent a change in control or other transaction that might involve a premium over the then prevailing market price for shares of our common or preferred stock or other attributes that our stockholders may consider desirable. In addition, a classified board of directors could prevent stockholders who do not agree with the policies of our board of directors from replacing a majority of the board of directors for two years, except in the event of removal for cause.

        Our amended and restated articles of incorporation provide that any vacancy on our board of directors may be filled by a majority of stockholders or a majority of the remaining directors. Any individual elected director by the stockholders will hold office for the remainder of the term of the director he or she is replacing. Any individual elected by the remaining directors will hold office until the next annual meeting of our stockholders, at which time the stockholders shall elect a director to hold office for the balance of the term then remaining. Our amended and restated articles of incorporation provide that a director may be removed at any time only for cause upon the affirmative vote of at least 80% of the votes entitled to be cast in the election of directors. These provisions preclude stockholders from removing incumbent directors, except for cause and upon a substantial affirmative vote, and filling the vacancies created by the removal with their own nominees.

Indemnification

        Our amended and restated articles of incorporation obligate us to indemnify our directors and officers and to pay or reimburse expenses for them before the final disposition of a proceeding to the maximum extent permitted by Maryland law. The Maryland General Corporation Law (or the MGCL) permits a corporation to indemnify its present and former directors and officers against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be a party by reason of their service in those or other capacities, unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Limitation of Liability

        The MGCL permits the charter of a Maryland corporation to include a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except to the extent that (a) it is proved that the person actually received an improper benefit or profit in money, property or services or (b) a judgment or other final adjudication is entered in a proceeding based on a finding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. Our amended and restated articles of incorporation provide for elimination of the liability of our directors and officers to us or our stockholders for money damages to the maximum extent permitted by Maryland law from time to time.

Maryland Business Combination Act

        The MGCL establishes special requirements for "business combinations" between a Maryland corporation and "interested stockholders" unless exemptions are applicable. An interested stockholder is any person who beneficially owns, directly or indirectly, 10% or more of the voting power of our then-outstanding voting stock. Among other things, the law prohibits for a period of five years a merger and other similar transactions between us and an interested stockholder unless our board of directors approved the transaction prior to the party becoming an interested stockholder. The five-year period runs from the most recent date on which the interested stockholder became an interested stockholder. The law also requires a supermajority stockholder vote for these transactions after the end of the five-year period. This means that the transaction must be approved by at least:

  •
  80% of the votes entitled to be cast by holders of outstanding voting shares; and

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  66% of the votes entitled to be cast by holders of outstanding voting shares other than shares held by the interested stockholder or an affiliate of the interested stockholder with whom the business combination is to be effected.

        The business combination statute could have the effect of discouraging offers to acquire us and of increasing the difficulty of consummating these offers, even if our acquisition would be in our stockholders' best interests.

Maryland Control Share Acquisition Act

        The MGCL provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a stockholder vote. Two-thirds of the shares eligible to vote (excluding all interested shares) must vote in favor of granting the "control shares" voting rights. "Control shares" are shares of stock that, taken together with all other shares of stock the acquirer previously acquired, would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

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  one-tenth or more but less than one-third of all voting power;

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  one-third or more but less than a majority of all voting power; or

  •
  a majority or more of all voting power.

        Control shares do not include shares of stock the acquiring person is entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

        If a person who has made (or proposes to make) a control share acquisition satisfies certain conditions (including agreeing to pay expenses), that person may compel our board of directors to call a special meeting of stockholders to consider the voting rights of the shares. If that person makes no request for a meeting, we have the option to present the question at any stockholders' meeting.

        If voting rights are not approved at a meeting of stockholders then, subject to certain conditions and exceptions, we may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value. We will determine the fair value of the shares, without regard to voting rights, as of the date of either:

  •
  the last control share acquisition; or

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  any meeting where stockholders considered and did not approve voting rights of the control shares.

        If voting rights for control shares are approved at a stockholders' meeting and the acquirer becomes entitled to vote a majority of the shares of stock entitled to vote, all other stockholders may exercise appraisal rights. This means that you would be able to force us to redeem your stock for fair value. Under Maryland law, the fair value may not be less than the highest price per share paid in the control share acquisition. Furthermore, certain limitations otherwise applicable to the exercise of appraisal rights would not apply in the context of a control share acquisition.

        The control share acquisition statute would not apply to shares acquired in a merger, consolidation or share exchange if we were a party to the transaction.

        The control share acquisition statute could have the effect of discouraging offers to acquire us and increasing the difficulty of consummating any such offers, even if our acquisition would be in our stockholders' best interests.

Transfer Agent and Registrar

        Mellon Investor Services LLC, 44 Wall Street, 6th Floor, New York, New York 10005, is the transfer agent and registrar for our stock. Its telephone number is (800) 777-3674 and its internet address is www.melloninvestor.com.

FEDERAL INCOME TAX CONSIDERATIONS

        The following description of the material U.S. federal income tax considerations relates to our taxation and qualification as a REIT and the ownership and disposition of our capital stock. This discussion is not exhaustive of all possible tax considerations and does not provide a detailed discussion of any state, local, foreign or other tax laws or considerations. Your tax consequences may vary depending on your particular situation and this discussion does not purport to discuss all aspects of taxation that may be relevant to a stockholder in light of his or her personal investment or tax circumstances or to a stockholder subject to special treatment under the federal income tax laws, except to the extent discussed under the headings "— Taxation of Tax-Exempt Stockholders" and "— Taxation of Non-U.S. Stockholders." Stockholders subject to special treatment include, without limitation, insurance companies, financial institutions, broker-dealers, tax-exempt organizations, those holding capital stock as part of a conversion transaction, a hedge or hedging transaction or as a position in a straddle for tax purposes, foreign corporations or partnerships, and persons who are not citizens or residents of the United States.

        In the opinion of Clifford Chance US LLP, our counsel, commencing with our taxable year ended December 31, 1998, we have been organized and operated in conformity with the requirements for qualification as a REIT under the Code, and that our proposed method of operation will enable us to continue to so qualify. Counsel's opinion will rely, with respect to all taxable periods beginning prior to January 1, 2002, solely on an opinion issued by Kutak Rock LLP, which previously served as our counsel. Investors should be aware that opinions of counsel are not binding on the IRS or a court and there cannot be any assurance that the IRS or a court will not take a contrary position. It also must be emphasized that counsel's opinion is based on various assumptions and is conditioned upon numerous representations made by us as to factual matters, including representations regarding the nature of our assets and income and the future conduct of our business. Moreover, our taxation and qualification as a REIT depend upon our ability to meet on a continuous basis the annual operating results, asset ownership tests, distribution requirements, diversity of stock ownership and the various other qualification tests imposed by the Code described below, the results of which will not be reviewed by our counsel. Therefore, no assurance can be given that the actual results of our operations for any given taxable year will satisfy the requirements for qualification and taxation as a REIT. See "— Failure to Qualify" below.

        The information in this section is based on the Code, current, temporary and proposed regulations promulgated under the Code, the legislative history of the Code, current administrative interpretations and practices of the IRS and court decisions, all as of the date of this prospectus. The administrative interpretations and practices of the IRS upon which this summary is based include its practices and policies as expressed in private letter rulings which are not binding on the IRS, except with respect to the taxpayers who requested and received such rulings. In each case, these sources are relied upon as of the date of this prospectus. No assurance can be given that future legislation, regulations, administrative interpretations and practices and court decisions will not significantly change current law, or adversely affect existing interpretations of existing law, on which the information in this section is based. Even if there is no change in applicable law, no assurance can be provided that the statements made in the following discussion will not be challenged by the IRS or will be sustained by a court if so challenged.

        Each prospective stockholder is advised to consult with its own tax advisor to determine the impact of its personal tax situation on the anticipated tax consequences of the ownership and sale of our capital stock. This includes the federal, state, local, foreign and other tax consequences of the ownership and sale of our capital stock and the potential changes in applicable tax laws.

Taxation of Our Company as a REIT — General

        We elected to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with our taxable year ended December 31, 1998. We believe that we were organized and have operated in a manner so as to qualify as a REIT under the Code and we intend to continue to be organized and operate in such a manner. No assurance, however, can be given that we in fact have qualified or will remain qualified as a REIT.

        The sections of the Code that relate to the qualification and taxation of REITs are highly technical and complex. The following describes the material aspects of the sections of the Code that govern the federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated under the Code, and administrative and judicial interpretations of the Code.

        Qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual operating results, the various requirements under the Code and, as described in this prospectus, with regard to, among other things, the source of our gross income, the composition of our assets, our distribution levels and our diversity of stock ownership. While we intend to operate so that we qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations and the possibility of future changes in our circumstances or in the law, no assurance can be given that we so qualify or will continue to so qualify.

        Provided we qualify for taxation as a REIT, we generally will not be subject to federal corporate income tax on our net income that is currently distributed to our stockholders. This treatment substantially eliminates the "double taxation" that generally results from an investment in a corporation. Double taxation means taxation once at the corporate level when income is earned and once again at the stockholder level when such income is distributed. However, even as a REIT, we will be subject to federal income taxation in the following circumstances:

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  We will be required to pay tax at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.

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  We may be subject to the "alternative minimum tax" on our items of tax preference, if any.

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  If we have (a) net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business or (b) other nonqualifying income from foreclosure property, we will be required to pay tax at the highest corporate rate on this income. In general, foreclosure property is property acquired through foreclosure after a default on a loan secured by the property or on a lease of the property.

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  We will be required to pay a 100% tax on any net income from prohibited transactions. In general, prohibited transactions are sales or other taxable dispositions of assets, other than foreclosure property, held for sale to customers in the ordinary course of business.

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  If we fail to satisfy the 75% or 95% gross income tests, as described below, but have, nevertheless, maintained our qualification as a REIT, we will be subject to a tax equal to the gross income attributable to the greater of either (a) the amount by which 75% of our gross income exceeds the amount qualifying under the 75% test for the taxable year or (b) the amount by which 90% of our gross income exceeds the amount of our income qualifying under the 95% test for the taxable year multiplied in either case by a fraction intended to reflect our profitability.

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  We will be required to pay a 4% excise tax on the amount by which our annual distributions to our stockholders is less than the sum of (a) 85% of our ordinary income for the year, (b) 95% of our REIT capital gain net income for the year, and (c) any undistributed taxable income from prior periods.

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  If we acquire an asset from a corporation which is or has been a C corporation in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset in the hands of the C corporation, and we subsequently sell or otherwise dispose of the asset within the ten-year period beginning on the date on which we acquired the asset, then under existing treasury regulations, we would be required to pay tax at the highest regular corporate tax rate on this gain to the extent of the excess of (a) the fair market value of the asset over (b) our adjusted tax basis in the asset, in each case, determined as of the date on which we acquired the asset. The results described in this paragraph assume that we will not elect in lieu of this treatment to be subject to an immediate tax when the asset is acquired.

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  We will generally be subject to tax on the portion of any "excess inclusion income" derived from an investment in residual interests in real estate mortgage investment conduits to the extent our stock is held by specified tax exempt organizations not subject to tax on unrelated business taxable income.

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  We will be subject to a 100% tax on any "redetermined rents," "redetermined deductions" or "excess interest." In general, redetermined rents are rents from real property that are overstated as a result of services furnished by a "taxable REIT subsidiary" of our company to any of our tenants. See "Taxable REIT Subsidiaries." Redetermined deductions and excess interest represent amounts that are deducted by a taxable REIT subsidiary of our Company for amounts paid to us that are in excess of the amounts that would have been deducted based on arm's length negotiations.

Requirements for Qualification as a REIT

        General.    The Code defines a REIT as a corporation, trust or association:

  (1)
  that is managed by one or more trustees or directors;

  (2)
  that issues transferable shares or transferable certificates to its owners;

  (3)
  that would be taxable as a regular corporation, but for its election to be taxed as a REIT;

  (4)
  that is not a financial institution or an insurance company under the Code;

  (5)
  that is owned by 100 or more persons;

  (6)
  not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of each year (or the 5/50 Rule); and

  (7)
  that meets other tests, described below, regarding the nature of its income and assets, and the amount of its distributions.

        The Code provides that conditions (1) through (4), inclusive, must be met during the entire year and that condition (5) must be met during at least 335 days of a taxable year of twelve months or during a proportionate part of a shorter taxable year. Conditions (5) and (6) do not apply to the first taxable year for which an election is made to be taxed as a REIT.

        Our amended and restated articles of incorporation provide for restrictions regarding ownership and transfer of our stock. These restrictions are intended to assist us in satisfying the share ownership requirements described in conditions (5) and (6) above. These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described in conditions (5) and (6) above. If we fail to satisfy these share ownership requirements, our status as a REIT may terminate. If, however, we complied with the rules contained in applicable regulations that require a REIT to determine the actual ownership of its shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (6) above, we would not be disqualified as a REIT.

        In addition, a corporation may not qualify as a REIT unless its taxable year is the calendar year. We have a calendar taxable year.

        Ownership of a Partnership Interest.    The Treasury regulations provide that if we are a partner in a partnership, we will be deemed to own our proportionate share of the assets of the partnership and to be entitled to our proportionate share of the gross income of the partnership. The character of the assets and gross income of the partnership generally retains the same character in our hands for purposes of satisfying the gross income and asset tests described below.

        Qualified REIT Subsidiaries.    A "qualified REIT subsidiary" is a corporation, all of the stock of which is owned by a REIT. Under the Code, a qualified REIT subsidiary is not treated as a separate corporation from the REIT. Rather, all of the assets, liabilities and items of income, deduction and credit of the qualified REIT subsidiary are treated as the assets, liabilities and items of income, deduction and credit of the REIT for purposes of the REIT income and asset tests described below.

        Taxable REIT Subsidiaries.    A "taxable REIT subsidiary" is a corporation which, together with a REIT, which owns an interest in such corporation, makes an election to be treated as a taxable REIT subsidiary. A taxable REIT subsidiary may earn income that would be nonqualifying income if earned directly by a REIT and is generally subject to full corporate level tax. A REIT may own up to 100% of the stock of a taxable REIT subsidiary.

        Certain restrictions imposed on taxable REIT subsidiaries are intended to ensure that such entities will be subject to appropriate levels of federal income taxation. First, a taxable REIT subsidiary may not deduct interest payments made in any year to an affiliated REIT to the extent that such payments exceed, generally, 50% of the taxable REIT subsidiary's adjusted taxable income for that year (although the taxable REIT subsidiary may carry forward to, and deduct in, a succeeding year the disallowed interest amount if the 50% test is satisfied in that year). In addition, if a taxable REIT subsidiary pays interest, rent or another amount to a REIT that exceeds the amount that would be paid to an unrelated party in an arm's length transaction, the REIT generally will be subject to an excise tax equal to 100% of such excess. We had made a taxable REIT subsidiary election with respect to our ownership interest in Retirement Centers Corporation (or RCC), which election was effective, for federal income tax purposes, as of March 30, 2002. During the time RCC was our taxable REIT subsidiary, we and RCC engaged in certain transactions pursuant to which RCC made interest and other payments to us. We believe that such transactions were entered into at arm's length. However, no assurance can be given that any such payments would not result in the limitation on interest deductions or 100% excise tax provisions being applicable to us and RCC. We, together with RCC, revoked RCC's election to be a taxable REIT subsidiary in January 2003. As a result, effective January 2003, RCC became a qualified REIT subsidiary.

        Income Tests.    We must meet two annual gross income requirements to qualify as a REIT. First, each year we must derive, directly or indirectly, at least 75% of our gross income, excluding gross income from prohibited transactions, from investments relating to real property or mortgages on real property, including "rents from real property" and mortgage interest, or from specified temporary investments. Second, each year we must derive at least 95% of our gross income, excluding gross income from prohibited transactions, from investments meeting the 75% test described above, or from dividends, interest and gain from the sale or disposition of stock or securities. For these purposes, the term "interest" generally does not include any interest of which the amount received depends on the income or profits of any person. An amount will generally not be excluded from the term "interest;" however, if such amount is based on a fixed percentage of gross receipts or sales.

        Any amount includable in our gross income with respect to a regular or residual interest in a real estate mortgage investment conduit is generally treated as interest on an obligation secured by a mortgage on real property for purposes of the 75% gross income test. If, however, less than 95% of the assets of a real estate mortgage investment conduit consist of real estate assets, we will be treated as receiving directly our proportionate share of the income of the real estate mortgage investment conduit, which would generally include non-qualifying income for purposes of the 75% gross income test. In addition, if we receive interest income with respect to a mortgage loan that is secured by both real property and other property and the principal amount of the loan exceeds the fair market value of the real property on the date the mortgage loan was made by us, interest income on the loan will be apportioned between the real property and the other property, which apportionment would cause us to recognize income that is not qualifying income for purposes of the 75% gross income test.

        To the extent interest on a loan is based on the cash proceeds from the sale or value of property, such income would be treated as gain from the sale of the secured property, which generally should qualify for purposes of the 75% and 95% gross income tests.

        We inevitably may have some gross income from various sources that fails to constitute qualifying income for purposes of one or both of the gross income tests, such as qualified hedging income which would constitute qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. However, we intend to maintain our REIT status by carefully monitoring any such potential nonqualifying income.

        If we fail to satisfy one or both of the 75% or 95% gross income tests for any year, we may still qualify as a REIT if we are entitled to relief under the Code. Generally, we may be entitled to relief if:

  •
  the failure to meet the gross income tests was due to reasonable cause and not due to willful neglect;

  •
  a schedule of the sources of our income is attached to our federal income tax return; and

  •
  any incorrect information on the schedule was not due to fraud with the intent to evade tax.

        It is not possible to state whether in all circumstances we would be entitled to rely on these relief provisions. If these relief provisions do not apply to a particular set of circumstances, we would fail to qualify as a REIT. As discussed above in "— Taxation of Our Company as a REIT — General," even if these relief provisions apply and we retain our status as a REIT, a tax would be imposed with respect to our income that does not meet the gross income tests. We may not always be able to maintain compliance with the gross income tests for REIT qualification despite periodically monitoring our income.

        Foreclosure Property.    REITs generally are subject to tax at the maximum corporate rate on any income from foreclosure property (other than income that would be qualifying income for purposes of the 75% gross income test), less deductible expenses directly connected with the production of such income. "Foreclosure property" is defined as any real property (including interests in real property) and any personal property incident to such real property:

  •
  that is acquired by a REIT as the result of such REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default (or default was imminent) on a lease of such property or on an indebtedness owed to the REIT that such property secured;

  •
  for which the related loan was acquired by the REIT at a time when default was not imminent or anticipated; and

  •
  for which the REIT makes a proper election to treat such property as foreclosure property.

        We intend to make elections when available to treat property as foreclosure property to the extent necessary or advisable to maintain REIT qualification.

        Property acquired by us will not be eligible for the election to be treated as foreclosure property if the related loan was acquired by us at a time when default was imminent or anticipated. In addition, income received with respect to such ineligible property may not be qualifying income for purposes of the 75% or 95% gross income tests.

        Prohibited Transaction Income.    Any gain realized by us on the sale of any asset other than foreclosure property, held as inventory or otherwise held primarily for sale to customers in the ordinary course of business will be prohibited transaction income and subject to a 100% penalty tax. Prohibited transaction income may also adversely affect our ability to satisfy the gross income tests for qualification as a REIT. Whether an asset is held as inventory or primarily for sale to customers in the ordinary course of a trade or business depends on all the facts and circumstances surrounding the particular transaction. While the regulations provide standards which, if met, would not cause a sale of an asset to result in prohibited transaction income, we may not be able to meet these standards in all circumstances.

        Hedging Transactions.    We may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging transactions could take a variety of forms, including interest rate swaps or cap agreements, options, futures contracts, forward rate agreements, or similar financial instruments. To the extent that we enter into hedging transactions to reduce our interest rate risk on indebtedness incurred to acquire or carry real estate assets, any income or gain from the disposition of hedging transactions should be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test.

        Asset Tests.    At the close of each quarter of each calendar year, we also must satisfy four tests relating to the nature and diversification of our assets. First, at least 75% of the value of our total assets must be real estate assets, cash, cash items and government securities. For purposes of this test, real estate assets include real estate mortgages, real property, interests in other REITs and stock or debt instruments held for one year or less that are purchased with the proceeds of a stock offering or a long-term public debt offering. Second, not more than 25% of our total assets may be represented by securities, other than those securities includable in the 75% asset class. Third, not more than 20% of the value of our total assets may be represented by securities in one or more taxable REIT subsidiaries. Fourth, of the investments included in the 25% asset class and except for investments in REITs, qualified REIT subsidiaries and taxable REIT subsidiaries, the value of any one issuer's securities that we hold may not exceed 5% of the value of our total assets, and we may not own more than 10% of the total vote or value of the outstanding securities of any one issuer (except in the case of the 10% value test, certain "straight debt" securities).

        We currently own 100% of RCC. RCC elected to be taxed as a REIT for its taxable year ended December 31, 2001 and jointly elected, together with us, to be treated as a taxable REIT subsidiary effective as of March 30, 2002. In January 2003, we, together with RCC, revoked RCC's election to be treated as a taxable REIT subsidiary. As a result, effective January 2003, RCC became a qualified REIT subsidiary. We believe that RCC met all of the requirements for taxation as a REIT with respect to its taxable year ended December 31, 2001 and as a taxable REIT subsidiary commencing as of March 30, 2002 through January 2003; however, the sections of the Code that relate to qualification as a REIT are highly technical and complex and there are certain requirements that must be met in order for RCC to have qualified as a taxable REIT subsidiary effective March 30, 2002. Since RCC has been subject to taxation as a REIT or a taxable REIT subsidiary, as the case may be, at the close of each quarter of our taxable years beginning with our taxable year ended December 31, 2001, we believe that our ownership interest in RCC has not caused us to fail to satisfy the 10% value test. In addition, we believe that we have at all times prior to October 1, 2002 owned less than 10% of the voting securities of RCC. No assurance, however, can be given that RCC in fact qualified as a REIT for its taxable year ended December 31, 2001 or as a taxable REIT subsidiary as of March 30, 2002, that the nonvoting preferred stock of RCC owned by us would not be deemed to be "voting stock" for purposes of the asset tests or, as a result of any of the foregoing, that we have qualified or will continue to qualify as a REIT.

        After meeting the asset tests at the close of any quarter, we will not lose our status as a REIT if we fail to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. In addition, if we fail to satisfy the asset tests because we acquire assets during a quarter, we can cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of that quarter.

        Although we plan to take steps to ensure that we satisfy the various asset tests for any quarter for which testing is to occur, there can be no assurance that such steps will always be successful. If we fail to timely cure any noncompliance with these asset tests, we would fail to qualify as a REIT.

        Annual Distribution Requirements.    To qualify as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to the sum of (a) 90% of our "REIT taxable income" and (b) 90% of our after-tax net income, if any, from foreclosure property, minus (c) the excess of the sum of certain items of non-cash income over 5% of our "REIT taxable income." In general, "REIT taxable income" means taxable ordinary income without regard to the dividends paid deduction.

        We are generally required to distribute income in the taxable year in which it is earned, or in the following taxable year if such dividend distributions are declared during the last three months of the taxable year, payable to stockholders of record on a specified date during such period and paid during January of the following year. Such distributions are treated as paid by us and received by our stockholders on December 31 of the year in which they are declared. In addition, at our election, a distribution for a taxable year may be declared before we timely file our tax return and paid on or before our first regular dividend payment following such declaration, provided such payment is made during the 12-month period following the close of such taxable year. These distributions are taxable to holders of capital stock in the year in which paid, even though these distributions related to our prior year for purposes of our 90% distribution requirement. To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100% of our "REIT taxable income," we will be subject to tax at regular corporate tax rates.

        From time to time, we may not have sufficient cash or other liquid assets to meet the above distribution requirement due to timing differences between the actual receipt of cash and payment of expenses and the inclusion of income and deduction of expenses in arriving at our taxable income. If these timing differences occur, in order to meet the REIT distribution requirements, we may need to arrange for short-term, or possibly long-term, borrowings, or to pay dividends in the form of taxable stock dividends.

        Under certain circumstances, we may be able to rectify a failure to meet a distribution requirement for a year by paying "deficiency dividends" to our stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being subject to tax on amounts distributed as deficiency dividends. We will be required, however, to pay interest based upon the amount of any deduction claimed for deficiency dividends. In addition, we will be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed if we should fail to distribute each year at least the sum of 85% of our ordinary income for the year, 95% of our capital gain net income for the year and any undistributed taxable income from prior periods.

        Recordkeeping Requirements.    We are required to maintain records and request on an annual basis information from specified stockholders. These requirements are designed to assist us in determining the actual ownership of our outstanding stock and maintaining our qualification as a REIT.

        Excess Inclusion Income.    If we are deemed to have issued debt obligations having two or more maturities, the payments on which correspond to payments on mortgage loans owned by us, such arrangement will be treated as a "taxable mortgage pool" for federal income tax purposes. If all or a portion of our Company is considered a taxable mortgage pool, our status as a REIT generally should not be impaired; however, a portion of our taxable income may be characterized as "excess inclusion income" and allocated to our stockholders. Any excess inclusion income:

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  could not be offset by unrelated net operating losses of a stockholder;

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  would be subject to tax as "unrelated business taxable income" to a tax-exempt stockholder;

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  would be subject to the application of federal income tax withholding (without reduction pursuant to any otherwise applicable income tax treaty) with respect to amounts allocable to Non-U.S. stockholders (as defined below); and

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  would be taxable (at the highest corporate tax rate) to us, rather than our stockholders, to the extent allocable to our stock held by disqualified organizations (generally, tax-exempt entities not subject to unrelated business income tax, including governmental organizations).

        Failure to Qualify.    If we fail to qualify for taxation as a REIT in any taxable year and the relief provisions of the Code described above do not apply, we will be subject to tax, including any applicable alternative minimum tax, and possibly increased state and local taxes, on our taxable income at regular corporate rates. Such taxation would reduce the cash available for distribution by us to our stockholders. Distributions to our stockholders in any year in which we fail to qualify as a REIT will not be deductible by us and we will not be required to distribute any amounts to our stockholders. Additionally, if we fail to qualify as a REIT, distributions to our stockholders will be subject to tax to the extent of our current and accumulated earnings and profits and, subject to certain limitations of the Code, corporate stockholders may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, we would also be disqualified from taxation as a REIT for the four taxable years following the year during which we lost our qualification. It is not possible to state whether in all circumstances we would be entitled to statutory relief.

Taxation of Taxable U.S. Stockholders

        When using the term "U.S. stockholder," we mean a beneficial owner of shares of our capital stock who is, for U.S. federal income tax purposes:

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  a citizen or resident of the United States;

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  a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States or of any state thereof or in the District of Columbia, unless regulations provide otherwise;

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  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

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  a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust.

        If a partnership holds shares of our capital stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding shares of our capital stock, you should consult with your tax advisor regarding the consequences of the ownership and disposition of shares of our capital stock.

        Distributions Generally.    Distributions out of our current or accumulated earnings and profits, other than capital gain dividends, will be taxable to U.S. stockholders as ordinary income. For this purpose, our earnings and profits will be allocated first to our outstanding preferred stock and then to our outstanding common stock. Provided we qualify as a REIT, dividends paid by us will not be eligible for the dividends received deduction generally available to U.S. stockholders that are corporations.

        Under recently enacted legislation, certain dividends paid by us to individual stockholders out of our current or accumulated earnings and profits may be taxable at the lower capital gains tax rates. See "— Recent Legislation" below.

        To the extent that we make distributions in excess of our current and accumulated earnings and profits, these distributions will be treated as a tax-free return of capital to each U.S. stockholder, and will reduce the adjusted tax basis which each U.S. stockholder has in its shares of our capital stock by the amount of the distribution, but not below zero. Return of capital distributions in excess of a U.S. stockholder's adjusted tax basis in our capital stock will be taxable as capital gain, provided that the shares have been held as capital assets, and will be taxable as long-term capital gain if the shares have been held for more than one year. Dividends declared in October, November or December of any year and paid to a stockholder of record on a specified date in any of those months will be treated as both paid by us and received by the stockholder on December 31 of that year, provided that the dividend is actually paid in January of the following year. Stockholders may not include on their own income tax returns any of our net operating losses or capital losses.

        Capital Gain Distributions.    Distributions designated as net capital gain dividends will be taxable to U.S. stockholders as capital gain income. Such capital gain income will be taxable to non-corporate U.S. stockholders at a maximum 15% or 25% rate based on the characteristics of the asset sold that produced the gain. U.S. stockholders that are corporations may be required to treat up to 20% of certain capital gain dividends as ordinary income.

        Retention Of Net Capital Gains.    We may elect to retain, rather than distribute as a capital gain dividend, all or a portion of our net capital gains. If this election is made, we would pay tax on such retained capital gains. In such a case, U.S. stockholders would generally:

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  include their proportionate share of the undistributed net capital gains in their taxable income;

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  receive a credit for their proportionate share of the tax paid by us with respect to such retained capital gains; and

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  increase the adjusted basis of their stock by the difference between the amount of their capital gain and their share of the tax paid by us.

        Passive Activity Losses and Investment Interest Limitations.    Distributions made by us and gain arising from the sale or exchange by a U.S. stockholder of capital stock will not be treated as passive activity income. As a result, U.S. stockholders will not be able to apply any "passive losses" against income or gain relating to our capital stock. Distributions made by us, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation.

        Dispositions of Stock.    If you are a U.S. stockholder and you sell or dispose of your shares of our capital stock, you will recognize gain or loss for federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property you receive on the sale or other disposition and your adjusted tax basis in the shares of our capital stock. This gain or loss will be capital gain or loss if you have held the stock as a capital asset and will be long-term capital gain or loss if you have held the stock for more than one year. In general, if you are a U.S. stockholder and you recognize loss upon the sale or other disposition of stock that you have held for six months or less, the loss you recognize will be treated as a long-term capital loss to the extent you received distributions from us which were required to be treated as long-term capital gains.

        Backup Withholding.    We will report to our U.S. stockholders and the IRS the amount of dividends paid during each calendar year and the amount of any tax withheld. Under the backup withholding rules, a U.S. stockholder may be subject to backup withholding with respect to dividends paid unless the holder is a corporation or comes within other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number or social security number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. stockholder that does not provide his or her correct taxpayer identification number or social security number may also be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the U.S. stockholder's income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any U.S. stockholders who fail to certify their non-foreign status.

Taxation of Tax-Exempt Stockholders

        The IRS has ruled that amounts distributed as dividends by a REIT do not constitute unrelated business taxable income when received by a tax-exempt entity. Based on that ruling, provided that a tax-exempt U.S. stockholder has not held its shares of capital stock as "debt financed property" within the meaning of the Code, the shares are not otherwise used in an unrelated trade or business and the REIT has not incurred any "excess inclusion income," as described above, dividend income on such shares and income from the sale of such shares should not be unrelated business taxable income to a tax-exempt U.S. stockholder. Generally, debt financed property is property the acquisition or holding of which was financed through a borrowing by the tax-exempt U.S. stockholder.

        For tax-exempt U.S. stockholders which are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code, respectively, income from an investment in our shares will constitute unrelated business taxable income unless the organization is able to claim properly a deduction for amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in our shares. These prospective investors should consult their tax advisors concerning these "set aside" and reserve requirements.

        Notwithstanding the above, however, a portion of the dividends paid by a "pension-held REIT" may be treated as unrelated business taxable income as to any pension trust which:

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  is described in Section 401(a) of the Code;

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  is tax-exempt under Section 501(a) of the Code; and

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  holds more than 10%, by value, of the interests in the REIT.

        Tax-exempt pension funds that are described in Section 401(a) of the Code are referred to below as "qualified trusts."

        A REIT is a "pension-held REIT" if:

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  it would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Code provides that stock owned by a qualified trust is treated, for purposes of the 5/50 Rule, as owned by the beneficiaries of the trust, rather than by the trust itself; and

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  either at least one qualified trust holds more than 25%, by value, of the interests in the REIT, or one or more qualified trusts, each of which owns more than 10%, by value, of the interests in the REIT, holds in the aggregate more than 50%, by value, of the interests in the REIT.

        The percentage of any REIT dividend treated as unrelated business taxable income is equal to the ratio of:

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  the unrelated business taxable income earned by the REIT, treating the REIT as if it were a qualified trust and therefore subject to tax on unrelated business taxable income, to

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  the total gross income of the REIT.

        If, for any year, this percentage is less than 5%, no portion of REIT dividends will be subject to tax as unrelated business income as a result of the REIT being classified as a "pension-held REIT." As a result of the limitations on the transfer and ownership of stock contained in our articles of incorporation, we do not expect to be classified as a "pension-held REIT."

Taxation of Non-U.S. Stockholders

        The rules governing federal income taxation of non-resident alien individuals, foreign corporations, foreign partnerships and other foreign stockholders (or Non-U.S. stockholders) are complex and no attempt will be made herein to provide more than a summary of such rules.

Prospective Non-U.S. stockholders should consult their tax advisors to determine the impact of foreign, federal, state and local income tax laws with regard to the acquisition and holding of shares of our capital stock and of our electing to be taxed as a REIT, including any reporting requirements.

        Distributions to Non-U.S. stockholders that are not attributable to gain from sales or exchanges by us of U.S. real property interests and are not designated as capital gain dividends or retained capital gains will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions will generally be subject to a withholding tax equal to 30% of the distribution unless an applicable tax treaty reduces or eliminates that tax. However, if income from an investment in our capital stock is treated as effectively connected with the Non-U.S. stockholder's conduct of a U.S. trade or business, the Non-U.S. stockholder generally will be subject to federal income tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such distributions (and also may be subject to the 30% branch profits tax in the case of a Non-U.S. stockholder that is a corporation). We expect to withhold U.S. income tax at the rate of 30% on the gross amount of any distributions made to a Non-U.S. stockholder unless (a) a lower treaty rate applies and any required form, such as IRS Form W-8BEN, evidencing eligibility for that reduced rate is filed by the Non-U.S. stockholder with us or (b) the Non-U.S. stockholder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income.

        Any portion of the dividends paid to Non-U.S. stockholders that is treated as excess inclusion income from a real estate mortgage investment conduit will not be eligible for exemption from the 30% withholding tax or a reduced treaty rate. In addition, if Treasury regulations are issued allocating our excess inclusion income from non-real estate mortgage investment conduits among our stockholders, some percentage of the our dividends would not be eligible for exemption from the 30% withholding tax or a reduced treaty withholding tax rate in the hands of Non-U.S. stockholders.

        Distributions by us in excess of our current and accumulated earnings and profits will not be taxable to a Non-U.S. stockholder to the extent that such distributions do not exceed the adjusted basis of the stockholder's capital stock, but rather will reduce the adjusted basis of such stock. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a Non-U.S. stockholder's capital stock, such distributions will give rise to tax liability if the Non-U.S. stockholder would otherwise be subject to tax on any gain from the sale or disposition of its stock, as described below. Because it generally cannot be determined at the time a distribution is made whether or not such distribution will be in excess of our current and accumulated earnings and profits, the entire amount of any distribution normally will be subject to withholding at the same rate as a dividend. However, amounts so withheld are refundable to the extent it is subsequently determined that such distribution was, in fact, in excess of our current and accumulated earnings and profits. We also may be required to withhold 10% of any distribution in excess of our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution, to the extent that we do not do so, any portion of a distribution not subject to withholding at a rate of 30% may be subject to withholding at a rate of 10%.

        For any year in which we qualify as a REIT, distributions that are attributable to gain from sales or exchanges of a U.S. real property interest, which includes certain interests in real property, but generally does not include mortgage loans, will be taxed to a Non-U.S. stockholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 (or FIRPTA). We hold both assets that constitute U.S. real property interests and assets that do not. To the extent our assets do not constitute U.S. real property interests, distributions by us from the sales of such assets should not be subject to tax under the FIRPTA rules. Under FIRPTA, distributions attributable to gain from sales of U.S. real property interests are taxed to a Non-U.S. stockholder as if such gain were effectively connected with a U.S. trade or business of such stockholder. Non-U.S. stockholders thus would be taxed at the normal capital gain rates applicable to U.S. stockholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Distributions subject to FIRPTA also may be subject to the 30% branch profits tax in the hands of a Non-U.S. stockholder that is a corporation. We are required to withhold 35% of any distribution that could be designated by us as a capital gains dividend, even if such distributions are not from the sale by us of U.S. real property interests, and, therefore, not subject to tax under FIRPTA. The amount withheld is creditable against the Non-U.S. stockholder's FIRPTA tax liability and, to the extent it exceeds such Non-U.S. stockholder's tax liability, will be refundable.

        Gain recognized by a Non-U.S. stockholder upon a sale of capital stock generally will not be taxed under FIRPTA if we are a "domestically controlled REIT," which is a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by non-U.S. persons. Although we currently believe that we are a "domestically controlled REIT," because our capital stock is publicly traded, no assurance can be given that we will remain a "domestically controlled REIT." Even if we do not qualify as a "domestically controlled REIT," an alternative exemption to tax under FIRPTA might be available if either (a) we are not (and have not been for the five-year period prior to the sale) a U.S. real property holding corporation (as defined in the Code and applicable Treasury Regulations to generally include a corporation, 50% or more of the assets of which consist of U.S. real property interests) or (b) the selling Non-U.S. stockholder owns, actually or constructively, 5% or less of our stock throughout a specified testing period and our shares are regularly traded (as defined in applicable Treasury Regulations) on an established securities market.

        Gain not subject to FIRPTA will be taxable to a Non-U.S. stockholder if (a) the Non-U.S. stockholder's investment in the stock is effectively connected with a U.S. trade or business, in which case the Non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain or (b) the Non-U.S. stockholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and other conditions are met, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains. If the gain on the sale of the capital stock were to be subject to taxation under FIRPTA, the Non-U.S. stockholder would be subject to the same treatment as U.S. stockholders with respect to such gain (subject to applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals and the possible application of the 30% branch profits tax in the case of non-U.S. corporations).

State, Local and Foreign Taxation

        We may be required to pay state, local and foreign taxes in various state, local and foreign jurisdictions, including those in which we transact business or make investments, and our stockholders may be required to pay state, local and foreign taxes in various state, local and foreign jurisdictions, including those in which they reside. Our state, local and foreign tax treatment may not conform to the federal income tax consequences summarized above. In addition, your state, local and foreign tax treatment may not conform to the federal income tax consequences summarized above. Consequently, you should consult your tax advisor regarding the effect of state, local and foreign tax laws on the holding of our capital stock.

Recent Legislation

        On May 28, 2003, the President signed into law a bill, referred to herein as the Bill, that provides for the taxation of "qualified dividend income" at capital gains rates, the maximum such rate which, in the case of individuals, was reduced to 15% under the Bill. "Qualifying dividend income" generally includes dividends received from domestic corporations and from certain "qualified foreign corporations." Additionally, qualified dividend income will qualify as "net investment income" under Section 163(d)(4) of the Code only to the extent that an election to treat it as such is made.

        Under the Bill, dividends (other than capital gain dividends) received from a REIT are only subject to the lower capital gains rates to the extent the REIT has "qualifying dividend income" for the taxable year in which the dividend was paid, and designates such dividends as qualifying for such capital gains rate tax treatment. "Qualifying dividend income" of a REIT, for this purpose, includes the sum of (i) the excess of the REIT's "real estate investment trust taxable income" for the preceding year, over the tax payable by the REIT on such income, and (ii) the excess of the income of the REIT subject to the built-in gain tax (under the regulation under Section 337(d) of the Code), over the tax payable by the REIT on any such income.

        The provisions in the Bill relating to the taxation of dividends are generally effective for taxable years beginning after December 31, 2002, and, in the case of a REIT, which respect to taxable years ending after December 31, 2002; and the provisions relating to the lowering of the capital gains tax rate are generally effective for taxable years ending after May 6, 2003. The provisions of the Bill shall cease to apply to taxable years beginning after December 31, 2008.

        REITs are tax-advantaged relative to regular C corporations because they are not subject to corporate-level federal income tax on income that they distribute to stockholders. The Bill could decrease this tax advantage of a REIT relative to a regular C corporation, because, under the Bill, part or all of the dividends received by a stockholder from the regular C corporation may be subject to a reduced level of federal income tax. It is not possible to predict what effect the Bill may have on the value of REIT shares.

Possible Legislative or Other Actions Affecting REITs

        The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. Changes to the tax law, which may have retroactive application, could adversely affect us and our stockholders. It cannot be predicted whether, when, in what forms or with what effective dates, the tax law applicable to us or our stockholders will be changed.

PLAN OF DISTRIBUTION

        We may sell the securities offered pursuant to this prospectus and any accompanying prospectus supplements to or through one or more underwriters or dealers or we may sell these securities to investors directly or through agents. Each prospectus supplement, to the extent applicable, will describe the number and terms of the securities to which such prospectus supplement relates, the name or names of any underwriters or agents with whom we have entered into arrangements with respect to the sale of such securities, the public offering or purchase price of such securities and the net proceeds we will receive from such sale. Any underwriter or agent involved in the offer and sale of our securities will be named in the applicable prospectus supplement. We may sell securities directly to investors on our own behalf in those jurisdictions where we are authorized to do so.

        Underwriters may offer and sell the securities at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices. We also may, from time to time, authorize dealers or agents to offer and sell any of these securities on the terms and conditions described in the applicable prospectus supplement. In connection with the sale of any of these securities, underwriters may receive compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agent. Underwriters may sell these securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for which they may act as agents.

        Securities may also be sold in one or more of the following transactions: (a) block transactions (which may involve crosses) in which a broker-dealer may sell all or a portion of the securities as agent but may position and resell all or a portion of the block as principal to facilitate the transaction; (b) purchases by a broker-dealer as principal and resale by the broker-dealer for its own account pursuant to a prospectus supplement; (c) a special offering, an exchange distribution or a secondary distribution in accordance with applicable NYSE or other stock exchange rules; (d) ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers; (e) sales "at the market" to or through a market maker or into an existing trading market, on an exchange or otherwise, for shares; and (f) sales in other ways not involving market makers or established trading markets, including direct sales to purchasers. Broker-dealers may also receive compensation from purchasers of these securities which is not expected to exceed that customary in the types of transactions involved.

        Any underwriting compensation paid by us to underwriters or agents in connection with the offering of these securities, and any discounts or concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Dealers and agents participating in the distribution of these securities may be deemed to be underwriters and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions.

        Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act. Unless otherwise set forth in the accompanying prospectus supplement, the obligations of any underwriters to purchase any of these securities will be subject to certain conditions precedent.

        In connection with the offering of the securities described in this prospectus and any applicable prospectus supplement, certain underwriters, and selling group members and their respective affiliates, may engage in transactions that stabilize, maintain or otherwise affect the market price of the securities being offered. These transactions may include stabilization transactions effected in accordance with

Rule 104 of Regulation M promulgated by the SEC pursuant to which these persons may bid for or purchase securities for the purpose of stabilizing their market price.

        The underwriters in an offering of these securities may also create a "short position" for their account by selling more securities in connection with the offering than they are committed to purchase from us. In that case, the underwriters could cover all or a portion of the short position by either purchasing the securities in the open market following completion of the offering or by exercising any over-allotment option granted to them by us. In addition, the managing underwriter may impose "penalty bids" under contractual arrangements with other underwriters, which means that they can reclaim from an underwriter (or any selling group member participating in the offering) for the account of the other underwriters, the selling concession for the securities that is distributed in the offering but subsequently purchased for the account of the underwriters in the open market. Any of the transactions described in this paragraph or comparable transactions that are described in any applicable prospectus supplement may result in the maintenance of the price of our securities at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph or in any applicable prospectus supplement are required to be taken by any underwriters and, if they are undertaken, may be discontinued at any time.

        Our common stock is listed on the NYSE under the symbol "MFA." We have not issued any shares of preferred stock. Any underwriters or agents to or through which our securities are sold by us may make a market in our common stock or preferred stock, but these underwriters or agents will not be obligated to do so and any of them may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of or trading market for any of our securities, including our common stock.

        Underwriters, dealers and agents may engage in transactions with, or perform services for, us and our affiliates in the ordinary course of business. Underwriters have from time to time in the past provided, and may from time to time in the future provide, investment banking services to us for which they have in the past received, and may in the future receive, customary fees.

EXPERTS

        The financial statements incorporated in this prospectus by reference to our annual report on Form 10-K for the year ended December 31, 2002, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

        The validity of the securities offered by this prospectus is being passed upon for us by Clifford Chance US LLP, New York, New York. The opinion of counsel as described under "Federal Income Tax Considerations" is being rendered by Clifford Chance US LLP, which opinion is subject to various assumptions and is based on current tax law. Alan L. Gosule, a partner at Clifford Chance US LLP, is a member of our board of directors and owns 2,586 shares of our common stock.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy the materials we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available to the public on the internet from the SEC's website at www.sec.gov. This site contains reports, proxy statements and other information regarding issuers that file documents electronically with the SEC. Our common stock is listed on the NYSE under the symbol "MFA" and all reports, proxy statements and other information filed by us with the NYSE may be inspected at the NYSE's offices at 20 Broad Street, New York, New York 10005.

        We have filed a registration statement, of which this prospectus is a part, covering the securities offered hereby. As allowed by SEC rules, this prospectus does not include all of the information contained in the registration statement and the exhibits, financial statements and schedules thereto. We refer you to the registration statement, and the exhibits, financial statements and schedules thereto, for further information. This prospectus is qualified in its entirety by such other information.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows us to "incorporate by reference" the information we file with them, which means:

  •
  incorporated documents are considered part of this prospectus;

  •
  we can disclose important information to you by referring you to those documents; and

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  information that we file with the SEC will automatically update and supersede the information in this prospectus and any information that was previously incorporated in this prospectus.

        We filed the following documents with the SEC (File No. 1-13991) under the Exchange Act and incorporate them by reference into this prospectus:

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  Our annual report on Form 10-K for the fiscal year ended December 31, 2002;

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  Our quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2003;

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  Our current reports on Form 8-K filed with the SEC on March 11, 2003, March 19, 2003, April 28, 2003 and May 1, 2003;

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  Our definitive proxy statement filed with the SEC on April 8, 2003; and

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  The description of our common stock contained in our registration statement on Form 8-A filed on March 26, 1998, including all amendments and reports filed for the purpose of updating such description.

        Any documents we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of the securities to which this prospectus relates will automatically be deemed to be incorporated by reference into this prospectus and to be part hereof from the date of filing those documents. Any documents we file pursuant to these sections of the Exchange Act after the date of the initial registration statement that contains this prospectus and prior to the effectiveness of the registration statement will automatically be deemed to be incorporated by reference into this prospectus and to be part hereof from the date of filing those documents.

        Any statement contained in this prospectus or in any document incorporated, or deemed to be incorporated, by reference into this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference into this prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus and the related registration statement. Nothing in this prospectus shall be deemed to incorporate information furnished by us but not filed with the SEC pursuant to Items 9 and 12 of Form 8-K.

        You can obtain any of our filings incorporated by reference into this prospectus from us or from the SEC on the SEC's website at the address listed above. We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request, a copy of these filings or portions of these filings by writing or telephoning:

Mr. William S. Gorin
MFA Mortgage Investments, Inc.
350 Park Avenue, 21st Floor
New York, New York 10022
(212) 207-6400

5,000,000 Shares

Common Stock

PROSPECTUS SUPPLEMENT

Friedman Billings Ramsey
RBC Capital Markets
Flagstone Securities

August 5, 2003

QuickLinks

TABLE OF CONTENTS
FORWARD-LOOKING STATEMENTS
ABOUT THIS PROSPECTUS
MFA MORTGAGE INVESTMENTS, INC.
RISK FACTORS
USE OF PROCEEDS
RATIO OF EARNINGS TO FIXED CHARGES
DESCRIPTION OF STOCK
FEDERAL INCOME TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
EXPERTS
LEGAL MATTERS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE